                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             Amendment No. 1-A to
                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
                         UNDER SECTION 12(b) OR 12(g)


                                POKER.COM INC.
          (Name of small business issuer as specified in its charter)


             Florida                                      98-0199508
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification Number)



                          #1502 - 1166 Alberni Street
                 Vancouver, British Columbia, Canada, V6E 3Z3
 (Address, including postal code, of registrant's principal executive offices)


                                (604) 689-5998
                    (Telephone number including area code)


   Securities to be registered under Section 12(b) of the Exchange Act: None

  Securities to be registered under Section 12(g) of the Exchange Act: Common
                                     Stock

                                POKER.COM INC.
                                 Form 10 - SB

                               TABLE OF CONTENTS


                                    Part I
                                                                          Page

Item   1     Description of Business                                        3

Item   2     Management Discussion and  or Plan of Operation               21

Item   3     Description of Property                                       24

Item   4     Security Ownership of Certain Beneficial Owners
             Management                                                    25

Item   5     Directors, Executive Officers, Promoters and control persons  25

Item   6     Executive Compensation                                        26

Item   7     Certain Relationships and Related Transactions                28

Item   8     Description of Securities                                     28

                                    Part II

Item   1     Market Price of and Dividends on the Registrant's
             Common Equity and Other Shareholder matters                   29

Item   2     Legal Proceedings                                             30

Item   3     Changes in and Disagreements with Accountants on Accounts     30

Item   4     Recent Sale of Unregistered Securities                        30

Item   5     Indemnification of Directors and Officers                     31


                                   Part III

Item   1     Index to Exhibits                                             33

                                    PART I


Item 1    Description of Business
          -----------------------

General Development of Business

The company was incorporated in Florida on May 3rd, 1989 as Sparta Ventures Corp. In 1998 the company entered into an Agreement with Thermal Ablation Technologies Canada Inc., which had developed a thermal balloon ablation system to eliminate dysfunctional uterine bleeding. The Company's obligation was to raise $3 million to pursue the development of a prototype unit. As a result of this agreement the Company changed its name to Thermal Ablation Technology Corporation ("Thermal") on October 8th, 1998. The company raised $150,000 in a Private Placement which it invested into Thermal but was unable to raise any further capital with a result that the deal collapsed. The company retained a 6% interest in Thermal with no further obligation.

The Company's Auditors, Pannell Kerr Forster, in conducting their Audit of the Financial Statements of the Company for the period ending December 31, 1999, reported to the Directors and Shareholders on March 14th, 2000 that the Company had minimal capital resources available and had incurred substantial losses of $386,587 to December 31, 1999 and had an accumulated deficit of $545,518. They also stated that "the Company must obtain additional financing to meet its cash flow requirements. "and continued that "These matters raise substantial doubt about the company's ability to continue as a going concern."

The Company's previous auditors, Grant Thornton, on June 30th, 1999, stated that the companies liabilities exceeded their assets by $86,201 and expressed "substantial doubt" that the company had the ability to continue as a going concern.

In June, 1999 the Company was approached by Mr. Michael Jackson on behalf of UniNet Technology Inc. ("UniNet") (of which Mr. Michael Jackson is a Director) to enquire whether the Company was interested in purchasing the URL www.poker.com from UniNet and developing the Company into a gaming marketing
-------------
company.  In early May 1999 UniNet started negotiating to purchase the URL

www.poker.com. from Ala Corp, the owners of the URL. Neither Mr. Jackson nor
-------------
UniNet Technology has any vested interest, directly or indirectly, in Ala Corp. At a meeting between Mr. Jackson and the Directors of the Company in June 1999, the Directors supported the idea of the Company purchasing the URL from UniNet and agreed for Mr. Jackson and his associate Mr. Barbosa to take over management of the Company, subject to Company acquiring the www.poker.com URL from UniNet,
                                                 -------------
and undertaking to develop the Company into an on-line Internet gaming marketing company. On July 9th, 1999 UniNet Technology Inc. entered into an Agreement to acquire the URL from Ala Corp on the basis of reselling the rights to the Company. Mr. Michael Jackson became a Director of the Company on July 16th, 1999 and signed an agreement on behalf of the Company to acquire the URL from UniNet. The purchase consideration for the URL consisted of a cash payment of $100,000, 250,000 shares of Thermal plus an on-going royalty payment of 4% of gross monthly profits. Mr Jackson and Mr Barbosa each received 125,000 common shares from UniNet as compensation for brokering the sale between Ala Corp, UniNet and Thermal.

Subsequent to purchasing the URL from UniNet, Management started to research the acquisition of a Casino and/or Poker software license for re-selling. Management attended the Global Interactive Gaming Conference in Vancouver in July and were introduced to ASF Software Inc. ("ASF") of Belize, who had developed a multi-player Poker software program and who were interested in selling a software license to the company with the rights to re-sell the license. The Company thereafter purchased a License from ASF for $135,000 on the 10th August 1999.
At the same conference, Management was introduced to Mr. Bob Simmons of Costa Rica who had a group interested in setting up a gaming operation in Costa Rica. As the Company's business model was to develop the Company as a Marketing and re-seller of gaming licenses and not as a Casino and/or Poker card room operator, the company negotiated to sell to Mr. Simmon's group, Antico Holdings S.A. ("Antico") a Costa Rican company, a Poker software program sub-license for $200,000. To capitalize on the marketing potential of the URL www.poker.com,
                                                               -------------
the company  sold the exclusive world wide rights to use www.poker.com  only
                                                         -------------  -----
for operating a Casino and/or Card room to Antico. The Company retains all other rights to the URL for developing the web site as a portal, for advertising, for marketing the Antico card-room, marketing Casinos, marketing cardrooms and other gaming software.

The Company earns a marketing fee of 20% of all deposits made to Antico's Poker card-room by players who log in to play poker and use their credit cards or send wire transfers to deposit funds to play poker.

On the 29th November 1999, the Company through its wholly owned subsidiary, Casino Marketing S.A. ("Casino Marketing") purchased a Master Sub-license Agreement ("MLA") from Gamingtech Corporation ("Gamingtech") (a wholly owned subsidiary of Chartwell Technologies Inc ("Chartwell") who are software developers and who had developed a suit of 18 Casino Games) for $100,000 which provides Casino Marketing the non-exclusive worldwide rights to sell Casino software program licenses. The Master License software program enables Casino Marketing to:

     a) sell independent Casino software program sub-licenses for up to $75,000 plus a gross royalty fee of up to 35% of monthly Net operating profit. This independent sub-license will enable the purchaser to use the licensor's proprietary software.

     b) sell dependant sub-license Casino 'links' for up to $35,000 plus a gross royalty fee of between 35% and up to 65% of the sub-licensees net monthly revenue. In this situation the dependant sub-licensee is linked into an independent sub-licensees proprietary software and does not have his own proprietary software

The link connection (similar to an Internet affiliation program) is sold to a webmaster who would create a new URL/domain and design his/her own casino webpage. When a customer visits the webmaster's new URL/domain lobby he would be invited to 'play' for real money and would click onto the 'play' button. The visitor would seamlessly pass via the links web-page through a 'gateway' into a 'Master Casino' offering numerous games.

To make it as easy and as simple as possible for a prospective Casino sub-licensee to purchase and operate a Casino, the Company will provide the sub-licensee with:
     .  assistance  in registering a URL.
     .  designing their web page.
     .  providing a link to Visual Casino who would in turn provide:
          .  technical and administrative support.
          .  banking.
          .  server access for bandwidth.

The Casino operator's sole function would then be to market their web site and direct traffic to their site.

On January 10th, 2000, the Company sold an independent Casino Sub-license to Antico for $50,000 with the understanding that Antico would assist the company in providing technical and administrative services from Costa Rica to the Company's Casino sub-licensees. Antico will pay the Company 35% of the net profits generated from their Casino, known as Visual Casino. Antico will earn from web masters who purchase links to Visual Casino from the Company, a 3% administration fee. (See 'Business of the Company') Management are neither Directors or shareholders of Antico.

Antico will pay the Company 35% of the net profits generated from their Casino, known as Visual Casino. Antico will earn from web masters who purchase from the Company, links to the Visual Casino site, a 3% administration fee (See 'Business of the Company') Visual Casino will provide the webmaster virtual time statistics on who is playing, how much has been deposited and how much has been won by the players.

The Company does not propose to sell any gaming licenses to any USA or Canadian based company but will only sell sub-licenses to foreign-based corporations in such jurisdictions that according to management allow Internet gaming such as Antigua, Dominican Republic Belize, Australia, St Kits, Costa Rica.

On August 10, 1999, the company changed its name to Poker.com, Inc. Poker.com, Inc. began trading as a publicly listed company on the NASD OTC Bulletin Board exchange under the symbol 'PKER' on August 19, 1999. Poker.com, Inc. has the exclusive worldwide rights to market the www.poker.com URL until the year 2098.
                                         -------------

In September, 1999, the Company raised $500,000 in a Private Placement to pursue the new business model of the company, namely, creating www.poker.com as a
                                                        -------------
gaming portal, selling software program sub-licenses and Casino links for on-line gaming, marketing and selling banner advertising on the www.poker.com
portal.                                                      -------------

The company's strategy is to acquire Master Licenses from software developers in order to resell their software programs to earn licensing fees and royalty fees, rather than spend time and money on developing proprietary software, which requires substantial capital and human resources. Management has learnt through their dealings with Software Developers that some software developers lack the marketing expertise to take advantage of the market potential for selling sub-licenses. The Company, based on the marketing expertise of management have been able to acquire Master Sub-Licensing contracts from these software developers. The software developers also recognize the fact that the more licenses they sell, directly or indirectly, the greater their royalty revenue.

As a result the company is now engaged on the Internet in the business of selling on-line casino sub-licenses and marketing www.poker.com as a poker card
room and a gaming portal.                         -------------

The company's principal offices are located at Suite 201, 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3, Canada. The company's telephone number is
(604) 689-5998, and the fax number is (604) 683-6013.

The Internet Gambling Funding Prohibition Act

The proposed Internet Gambling Funding Prohibition Act (the "Bill") was introduced to the U.S. House of Representatives on May 10th, 2000. The object of the Bill is to prevent the use of certain bank instruments for Internet Gambling, and for other purposes. Section 3 of the Bill would make it illegal to use bank instruments to pay entry fees, place bets, collect betting winnings or conduct other gambling activities through the Internet. Covered bank instruments include credit cards, debit cards, electronic fund transfers through money transmitting businesses, checks, bank drafts or similar instruments drawn by or on behalf of a person payable through a financial institution. Section 4 of the Bill is proposed to encourage enactment and enforcement of laws in those countries affected with money laundering, corruption and crime issues in order to prevent Internet gambling and use of financial payment and transfer systems to facilitate Internet Gambling.

If this Act is approved by Congress and brought into law, the company's revenues from sales of sub-licenses and royalty fees earned from the company's sub-licensees, will be severally affected. The effect of the proposed act would slow down the sale of sub-licenses. Reduced revenue from sale of licenses and royalty fees could have a serious negative effect on the financial status of the Company and could result in the company being unable to continue in business.


The Internet

It is management's opinion that those websites on the Internet that offer entertainment-driven content with a high level of interactivity through chat and multimedia will attract the most traffic. Management believes that providing a complete entertainment experience and information to visitors will create a community that will constantly return to the site and remain loyal. www.poker.com offers all of these components.

It is now common knowledge that the Internet has changed the face of gaming, taking it beyond the confines of political and physical boundaries and into the virtual world and therefore the global user base.


Competitive Business

     Competition

The online gaming market is new, rapidly evolving and intensely competitive and the Company expects that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost.

The Company believes that the principal competitive factors in its online market are brand recognition, selection, variety of value-added services, ease-of-use, site content, quality of service, and technical expertise. Many of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive policies and devote substantially more resources to website and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

There can be no assurance that the Company will be able to compete successfully against current and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company.

However, to compete with the existing software developers and direct traffic to the Company's web site, the Company has established www.poker.com as a gaming
                                                    -------------
Portal to encourage potential subscribers to visit the site by offering them general gaming information, free games, free e-mail, an entry point to visit a sub-licensees gaming site, a chat line and forum, a retail e-commerce facility. Based on the web site being developed as a portal the company expects to generate substantial traffic to its site. The company has also entered into various contracts to purchase traffic and key words from www.galore.com
                                                         --------------
("Galore") and www.excite@home.com ("Excite") respectively which will result in
               -------------------
a much higher traffic count to the Companies' web site than to most other gaming sites on the Internet. In fact, the Company has become one of the busiest gaming sites on the Internet. PCData online, an independent metrix analyst, tracking the busiest sites on the Internet, ranked Poker.com web site as follows

          Month                  Overall Ranking  Unique Visitors
          -----                  ---------------  ---------------
          October, 1999               4,110          136,000
          November, 1999              3,968          155,000
          December, 1999              2,939          179,000
          January, 2000               2,018          340,000
          February, 2000              1,703          373,000
          March, 2000                 1,215          598,000

Traffic is countered in a number of different ways.

- Unique visitors are defined as a person who logs onto the web site and is countered just once notwithstanding that he may revisit the site daily for the balance of the month.

-  page views are the number of pages that a visitor opens on a web site

- Impressions are the number of times a visitor clicks onto a page which carries advertising banners.

The Excite contract was entered into on October 18/th/ 1999 and runs from Janaury 1/st/ 2000 until December 31/st/ 2000. Under the terms of the contract the Company has purchased a number of key words including Poker, Bingo, Blackjack, Royal Flush, PaiGow, PaiGow Poker, Sic Bo, Stud Poker, Texas Holdem and Caribbean Poker on the Excite search engine. The effect is that when a customer types in the word 'Poker' on the Excite@home search engine, a Poker.com banner will pop up. The cost of the contract is based on the number of projected impressions which is estimated at $345,360 for the year.

The Galore agreement is a verbal agreement between the company and Galore. Galore has undertaken to send a minimum of 30,000 daily visitors to the site for $7,500 per month. The agreement commenced November 1st, 1999 and can be terminated at any time by either party on 30 days notice.

     Internet Gaming Companies

As a result of management's research, management believes that there are a number of public and private companies competing for market share in the Internet Gaming world, including but not limited to the following companies;.

     CryptoLogic Inc. (Toronto Stock Exchange: CRY)

     CRY is a public company traded on the Toronto Stock Exchange. Cryptologic is a well-known licensor in the software/technology side of the industry. The Company charges licensees an up-front $250,000 licensing fee for use of its 19 casino games, as well as charging 50% of each licensee's net revenue. CRY has two primary technologies. "E-cash" software is an efficient and secure application that utilizes proprietary real-time cryptographic technology to enable secure Internet commerce and information transmission. Internet casino software was first released in 1996 and licensed through the wholly-owned subsidiary Internet Overseas Licensing Limited (IOLL). IOLL's 12 licensees comprise one of the largest segments of the online casino market. CRY's expertise consists of: Internet software development; Internet communications; client/server applications; data security and random number generation; international banking; mathematics; 3D graphics; and animation.

    Poker.com Inc competes with Cryptologic in a number of ways
          a)  Selling price for a license is offered for less than Cryptologic.
          b) Company offers Java based platform that does not require downloading and is therefore much faster to load.
          c)  Lower royalty fee charged by the company
          d)  Ability of the Company to sell links

    Cryptologic competes with Poker.com
          Because Cryptologic's software is in a download platform, the graphics are far superior to poker.coms'

     Starnet Communications International Inc. (NASD OTC BB: SNMM)

     Starnet is primarily a developer, licensor, and provider of online gaming technology and websites. Starnet currently offers online gaming services through its own World Gaming Services, Inc. subsidiary that only serves clientele outside of North America, and through it Softec Systems Caribbean, Inc. subsidiary that licenses turnkey online gaming packages to
     independent licensees.   As at the end of June 1999, Starnet had launched
     websites for 42 licensees. Virtual casino offerings include more than 22 different games such as blackjack, pai gow poker, roulette, and craps. A live sports book is also operational.

     Starnet charges its licensees a US $100,000 up-front fee, consulting fees, and a percentage of each licensee's net revenues (based on a graduated calculation from 40% of the first US $100,000 down to 15% of any net revenues over US $5,000,000).

     Poker.com Inc competes with Starnet in a number of ways

          a) Selling price for a license offered by the Company is less than offered by Starnet
          b) Company offers Java based platform that does not require downloading and is therefore much faster to load
          c)  Ability of the Company to sell links
          d) Poker charges royalty on the net income, Starnet charges royalty fees on the gross revenue

     Starnet competes with Poker.com - Starnets software is in a download platform and is graphically far superior to Poker.coms'

     Starnet charges less Royalty fee percentage.

     Chartwell Technology Inc. (Alberta Stock Exchange: CWH)
     Prior to becoming involved in the Internet gaming industry, Chartwell was an oil and gas exploration and development based in western Canada. With its acquisition of Gateway Technology Inc. in January 1998, the Company now licenses Java-based Internet Gaming software. The Company's licensing fee charges are $100,000.

     Poker.com Inc competes with Chartwell
     a)  By offering licenses at a lower price than Chartwell
     b)  Being able to offer Casino links

     Chartwell charges less Royalty fees than Poker

     Atlantic International Entertainment, Ltd. (NASD OTC BB:AIEE)
     AIEE develops and markets interactive products and services focused on two major sectors of the gaming industry - interactive gaming & wagering and information technology products and services. AIEE develops and markets worldwide private network and interactive gaming and wagering products including its proprietary flagship products, Internet Casino Extension, also known as ICE. AIEE licenses its products to licensed casino operators and sports wagering businesses for a fee of $250,000 to $350,000, depending on the types of products licensed. AIEE has entered into eleven license agreements for the ICE product. The company licenses the "webSports" sportsbook software system to casino operators and sports book businesses. AIEE has entered into seven license agreements for the "webSports" product.

     Poker.com Inc competes with Atlantic
     a)  By competing at a lower selling price for a license

     Atlantic is able to offer a SportsBook program that Poker does not offer.

     You Bet International, Inc. (NASDAQ: UBET)

     UBET is a technology company that specializes in live online event wagering. UBET is an innovator in the areas of content development, network deployment, and management services. UBET currently provides an interactive race and sports environment. UBET's Chairman is also the founder and largest shareholder of Silicon Gaming, Inc. (SGIC).

     Youbet.com, Inc., which recently changed from YouBet International, Inc. to reflect its interest in developing an e-commerce business, is a development stage company engaged in developing PC-based propriety communications software technology to be utilized by consumers for online entertainment purposes. The Company has developed proprietary technology in both the computer and horse racing industries.

     YouBet is a "closed-loop" Intranet system operating in selected states. Thus, the potential market that YouBet can target is narrow. To place a wager on YouBet's system, a customer must open an account with YouBet, open a separate account with Ladbrokes Call-A-Bet, wait for the CD to arrive in the mail, and install it.

     Poker.com does not compete directly with U-Bet who are primarily in the Sportsbetting business but may do so at such time as Poker.com offers a Sportsbook license

     Boss Media AB (Sweden - www.bossmedia.com)
                             -----------------
     Boss Media AB, develops turnkey solutions for online casinos. The Company grants licenses for products needed to create and maintain an online gaming business. The Company provides download software, a game server payment system, website design, a marketing platform and services for a fee of $250,000. The product line includes "Seven Card Stud" and "Roulette". Its two subsidiaries are located in Antigua. Boss Casinos Ltd. focuses on the daily technical maintenance and operation processing of financial transactions.

     Poker.com Inc competes with Boss Media in a number of ways

     a)  By offering a Casino link for a lower price than offered by Boss Media

     b)  By offering Java based platform that does not require downloading

     Boss Media software is a download platform and is graphically far superior to Poker's graphics.
     Boss Media charge less for their Royalty fees

Private Companies

     MicroGaming - (South Africa)
     A private company based in South Africa, MicroGaming develops and sells turnkey Internet casino systems to casino operators and entrepreneurs for a licensing fee of $100,000 (five casino-based games). MicroGaming also assists in the areas banking services, and general consulting/marketing services.

     Poker.com Inc competes with MicroGaming by selling their licenses at a lower price than MicroGaming.

     MicroGaming has marketing offices in Europe and it is managements understanding that they have sold the most gaming licenses on the Internet

     Global InterActive is located in Antigua and Poker.com Inc. is to an extent, in direct competition to them. The difference between the software that Global uses and Poker uses is the fact that Global offers a download version of their Casino games while Poker offers Java based Casino Games. Management believes that Global sells their Casino links at an asking price of $39,900. Their Casino links are connected to a "Master Casino" which uses Starnet Communication International Inc.'s software program.

Risk Factors Associated with the Poker.Com Inc's Operations

     Government Regulation of the Internet

     The Company may be subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable to selling on-line gaming software on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to gaming on the Internet. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services.

     Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The enactment of any additional laws or regulations may impede the growth of gaming on the Internet which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company.

     In July 1998, the US Senate voted to largely prohibit gambling on the Internet. Under the legislation, operators of illegal Internet gambling sites based in the USA could be sentenced to up to four years in jail and fined up to $20,000. Some Internet-based "fantasy" or "rotisserie" sports league activities would be exempt from the ban. However, in August 1998 the US House of Representatives overwhelmingly voted down the legislation. On March 23, 1999, Senator Kyle (R-Arz.) submitted Bill S.692 to the Senate for consideration. The Bill was passed in November 1999 but is still required to be passed by Congress.

     In the event the Kyle bill is passed by Congress, the effect on revenue from marketing Antico's card room and Casino could be negatively affected. However, senator Kyle has indicated that if the Bill is passed, the intention is not to charge any American wagering on Internet gaming, but to charge the operator. All the companies sub-licensees operate in off-shore jurisdictions and would not be subject to any US Law.

     To counteract any loss of revenue the Company will increase their marketing programs to Europe, South America and Asia.

     The Company does not propose to sell any gaming licenses to any USA or Canadian based company but will only sell sub-licenses to foreign based corporations in such jurisdiction that allows Internet gaming.

     There are currently no requirements set out by Government Regulations for approval of Development and/or sale of gaming software or sale of gaming licenses.

     The Company does not operate a gaming site and is therefore not subject to the regulations proposed under the 'Kyl' bill

     The move on the part of the federal government to ban Internet gambling is a departure from gambling policy. The federal government has typically left the issue up to the authority of the state governments, resulting in wide range of attitudes towards gambling. However, as Internet gambling employs interstate telecommunication systems, there is potential for federal regulations to be promulgated. Most states allow some type of gambling, whether it be full casinos, card rooms, pari-mutuel tracks or state-operated lotteries. Only two states, Hawaii and Utah, prohibit all forms of gaming.

     State Role in Prohibition of Internet Gambling

     Residents in states prohibiting gambling may circumvent anti-gaming laws by logging into the Internet. Several states have taken the initiative to curtail Internet gambling within their borders by taking legal action against the website operators. However, as the Company does not own nor operate a Casino or cardroom in the United States of America or in any other jurisdiction nor does the company sell Casino sub-licenses, links or card-rooms to U.S based companies, there does not appear to be any legal liability that could be incurred by the Company as a result of an off-shore sub- licensee accepting wagering from North American customers.

     Limited Operating History

     Poker.com, Inc. has a short operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks include, but are not limited to, possible inability to respond promptly to changes in a rapidly evolving and unpredictable business environment and the risk of inability to manage growth. To address these risks, the Company must, among other things, develop and expand its customer base, successfully implement its business and marketing strategies, continue to develop and upgrade website and transaction-processing systems, provide superior customer service, respond to competitive developments, and attract and retain qualified personnel. If the Company is not successful in addressing such risks, it may be materially adversely affected.

     Dependence on Continued Growth of Online Commerce

     The Company's long-term viability is substantially dependent upon the widespread consumer acceptance and use of the Internet as a medium of commerce. Use of the Internet as a means of effecting monetary transactions is at an early stage of development, and demand and market acceptance for recently introduced services and products over the Internet remains uncertain. The Company cannot predict the extent to which consumers will be willing to shift their gaming habits to online casinos.

     The Internet may not become a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements. In addition, the Internet's viability as a commercial marketplace could be adversely affected by delays in the development of services or by increased government regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally and Poker.com, Inc. in particular. Moreover, adverse publicity and consumer concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, the Company would be materially adversely affected.

     Need for Additional Funds

     The Company's capital requirements depend on several factors, including the rate of market acceptance, the ability to develop and expand the Company's customer base, the level of expenditures for sales and marketing, the cost of website development and upgrades, and other factors. If capital requirements vary materially from those currently planned, the Company may require additional financing sooner than anticipated. Regardless of when needed, there can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. If equity securities are issued in connection with a financing, dilution to the Company's shareholders may result, and if additional funds are raised through the incurrence of debt, the Company may become subject to restrictions on its operations and finances.

     Rapid Technological Change

     To become and remain competitive, the Company intends to develop, enhance and improve the responsiveness, functionality and features of proposed sites and develop new features to meet customer needs. The Internet is characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions and the emergence of new industry standards and practices that could render the Company's proposed websites, technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its proposed services, develop new services and technology that address the needs of its proposed customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If the Company is unable to use new technologies effectively or develop and adapt its websites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, it would be materially adversely affected.

     System Damage or Failure

     Poker.com, Inc.'s sub-licensees' systems are vulnerable to damage from earthquake, fire, floods, power loss, telecommunications failures, break-ins and other unforeseen events. Poker.com, Inc.'s business is dependent upon its sub-licensees' communications hardware and computer hardware being operational. A substantial interruption in these systems would adversely affect Poker.com, Inc.'s business.

     Dependence on the Communications Infrastructure of the Internet for Transmitting Information

     Poker.com, Inc. and its sub-licensees utilize electronic communications and the Internet infrastructure to send and receive information. Poker.com, Inc.'s future success will depend, in significant part, upon the maintenance and growth of this infrastructure and any failure or interruption may have a material adverse effect on Poker.com, Inc.'s business. To the extent that this infrastructure continues to experience an increased numbers of users, increased frequency of use and increased bandwidth requirements of users, Poker.com, Inc. cannot be certain that this infrastructure will be able to support the demands placed on it or that the performance or reliability of this infrastructure will not be adversely affected. Outages and delays in sending or receiving data as a result of damage to portions of this infrastructure could also affect Poker.com, Inc.'s ability to transmit information.

     Online Security Risks

     If Poker.com, Inc.'s sub-licensees' systems and controls are unable to handle online security risks, its business will be adversely affected. These systems use packet filters, fire-walls, and proxy servers which are all designed to control and filter the data. However, advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may make it easier for someone to compromise or breach the technology used by Poker.com, Inc. and its sub-licensees to protect subscribers' transaction data. If such a breach of security were to occur, it could cause interruptions in services and loss of data or cessation in service. This may also allow someone to introduce a "virus", or other harmful component causing an interruption or malfunction.

     To the extent that activities of Poker.com, Inc. involve the storage and transmission of information such as credit card numbers, security breaches could damage Poker.com, Inc.`s reputation and expose the Company to a risk of loss or litigation and possible liability.

     Environmental Laws

     As the Company business is exclusively conducted on the Internet, the Company is not impacted by any environmental issues.

     Y2K Compliance

     The company's software had been programmed for Y2K compliance and experienced no glitches on or after December 31, 1999.

Business of the Company

The company originally divided their development into three phases. The 3 phases overlapped and all phases have now been completed and are integrated.

The Company's business has evolved into marketing the www.poker.com URL as a
                                                      -------------
Portal, marketing Poker.com's poker card-room and selling poker and Casino sub-licenses.

As at March, 31, 2000 the Company has sold a total of 11 sub-licenses comprising 8 dependant Casino Links, 1 independent Casino software license and 2 poker software licenses.

The company purchased a Poker Software Program license from ASF Software Inc. ("ASF") for $135,000 on 10/th/ August, 1999 which entitled the Company to sub-license ASF's multi-player 'Texas Hold Em' poker software to a third party operator. The ASF software requires downloading onto a players hard drive which is permanently displayed on the players screen and can be played at any time thereafter by the player clicking onto the Poker Logo. ASF earns an ongoing licensing fee (royalty) of 20% of the rake generated from the card-room. The definition of the rake is described below.

On the 30/th/ September the Company sold the ASF software program sub-license to Antico to operate a multi-player poker card-room and casino. The Company also sold to Antico the exclusive rights to use the URL www.poker.com for the
                                                   -------------
purpose of operating an online gaming site only. Under this agreement the company earns a fee of 20% of each deposit made by each player that signs up to play poker on Antico's web-site. Antico commenced operating the Poker card room on October 12/th/, 1999.

The company retained the world wide rights to use the www.poker.com url for
                                                      -------------
marketing, advertising and e-commerce.

The ASF software program enables players from anywhere in the world who log onto the Poker room to play against each other. The players are all seated around a table which is shown up on the screen. The table accommodates up to 11 players, hence the term multi-player. The players give themselves a nickname and are able to chat to each other during the play. 'Texas Holdem' is a poker card game where the player is dealt two down and the dealer is dealt 5 cards showing up. The player selects the best 5 of the 7 cards dealt on the table as his hand and bets against other players at the table. The house/dealer does not participate as a player in the game. The house takes a charge of 5% (the 'rake') of the pot of each game played (up to maximum of $3.00 per game). The Company does not earn any portion of the rake as they earn their fees from a percentage of the deposits.

On the 29/th/ November 1999, the Casino Marketing purchased a Master Sub-license Agreement ("MLA") GamingTech which provides Casino Marketing the non-exclusive world wide rights to sell Casino software program licenses and sell links to a 'Master Casino'.

The link connection (similar to an Internet affiliation program) is sold to a webmaster who would create a new url/domain and design his/her own casino webpage. When a customer visits the webmasters new url/domain lobby he would be invited to 'play' for real money and would click onto the 'play' button. The visitor would seamlessly pass via the links web-page through a 'gateway' into a 'Master Casino' offering numerous games. The Master Casino is being operated by Antico . If the player logged in to play, he/she would be playing on the Master Casino's software program. The Master Casino would have available to the webmaster virtual time statistics on who is playing, how much has been deposited and how much has been won by the players.

Under the terms of the MLA, GamingTech is to receive $50,000 from each independent Casino License sold plus 15% of the Gross Revenue from all Casino Marketing's dependant and independent sub-licensees.

Casino Marketing S.A. was incorporated in Costa Rica on 14th November 1999.

The Company's selling strategy includes selling a Casino Link for $1.00 to web masters who have substantial traffic coming to their site and who could send this traffic via a Link to Visual Casino and thereby generate revenue. The Company would earn less licensing fees but potentially greater royalty fees. This will enable the Company to 'Sell' substantially more sub-licenses at $1 than are sold by other Companies. (See p. 29 paragraph 2)

Management is aware of one other company that sells links similar to the Company's link program. The company is GlobalInterActive Ltd. of St. Kits who markets software developed by Starnet Communication International Inc. and it is management's understanding that they sell their links at an asking price of $39,900. There are no other companies selling the GamingTech proprietary software.

This proprietary software was developed by Chartwell in 1998 and upgraded in 1999. The license includes the object code to the software, the Casino-Casino software and CyberBoss administration system. Casino Casino is a Java based Internet casino software package that allows customers to set up and operate an Internet based casino site. The software package includes 18 java based games and does not require downloading. The Casino Casino software consists of three main servers, namely, Games, Commerce and Bank. The gaming engine is responsible for running the randon number generator (RGN) used in all games. The number generator is based on the 'lagged Fibonacci method" The data base engine keeps track of all the players gaming transactions and adheres to the orientated computing environment. The commerce engine is responsible for interfacing to the credit card processor

The Company maintains the www.poker.com web site which is a gaming portal. The
                          -------------
Company markets Antico's poker card-room on the portal with a pop up window, a banner advert and a button which enables a player to transfer directly into Antico's servers which they own and operates in Costa Rica.

The Company will earn revenue from license fees, royalty fees, banner advertising and e-commerce. The Company's Master Software Sub-Licensing Agreement with GamingTech is valid for 3 years commencing November, 1999 with two automatic renewals of 3 years each for a total period of 9 years provided that the agreement has not been breached.

The Company coined the term 'Master Casino' to identify the central server through which all links will connect.

On January 10/th/, 2000, Casino Marketing sold to Antico, a GamingTech Software program to operate an independent sub-license known as Visual Casino and two servers to run the Software program. As the Company does not sell sub-licenses to operators in North America, Casino Marketing set up the Servers, as a matter of convenience, in Costa Rica at the hosting service facility of Ticonet Internet Services who were hosting the Poker software program servers for Antico. Ticonet was introduced to the company by Mr.Bob Simmons who was working for Ticonet. Antico has agreed to have Visual Casino act as the Master Casino and provide to the Companies Casino link sub-licensees bandwdth, administrative and technical support. Antico will earn 3% of the gross profit (deposits less payout to winners) from the sub-licensees link traffic plus a hosting fee of $250.00 per month. Casino Marketing will earn a gross royalty fee of 35% of Antico's net Casino profit. Net profit has been defined as Gross Revenue (Deposits less Winning pay-outs) less third party credit card processing fees, less a hosting fee of $250 p.m., less bank charges of approximately $2 per player, less a 3% administration fee.

To capitalize on the vast pool of potential players worldwide, Poker.com, Inc. will offer software Casino Games to its sub-licensees in different languages, as they become available, such as Spanish, German, French, and Japanese.

The GamingTech software program currently offers the following games in English and Chinese.

     Games

     The GamingTech software program currently includes the following games

          Pai-gow          Caribbean Poker
          Blackjack        Baccarat
          Roulette         Craps
          Sic Bo           Video Poker Games
          Slot Games

GamingTech is developing 3D graphics which will enhance the pleasure of playing at a larger more graphically detailed table. These graphics will be available to the companies sub-licensees by mid-March, 2000 at no cost to the Company or the sub-licensee.

With the Companies ability to sell Casino Links at a highly competitive price and its ability to Identify and contract with web masters who have substantial traffic flow, Poker.com Inc is in a position to become the leader in gaming licensing sales.

New Poker software

In December, 1999, after viewing Paradise Poker's card room software program (who are a major competitor) where Paradise had 300 players while Antico had 40 players, it was patently obvious that the poker card room software that they had purchased from ASF Software Inc was an old and dated program. The ASF software program was developed by ASF in 1998 and was the only multi-player software program available for purchase by the Company in 1999.

It then became urgent that the Company find a new software program. In January, 2000, CasinoM was introduced to TransNet International S.A. ("TransNet") who were offering a new Poker software program that would enable the Companies sub-licensees to aggressively compete directly with Paradise Poker and other on-line Poker card rooms. On February, 15th CasinoM entered into a Master License Agreement with TransNet which will enable the company to re-sell the new poker software programs. The software program should be available to the Company by the end of April, 2000. Under the terms of the Agreement CasinoM will pay to TransNet $30,000 plus 80,000 shares of Poker.com Inc. TransNet will be entitled to a Licencing fee of $35,000 for each sub-license sold plus a royalty fee of 20% of each sub-licensee's monthly rake.

The difference between the ASF software and the new software program is the number of features the program developers have incorporated into the software program which will

     - provide a lobby feature that will allow a player to check out the other Poker tables without losing his place at his table.

     -    provide for tournaments.

     - be available to be played on Apple computers. No software program has yet been developed for the mac platform.

     - allow a player to check out the amount of money in the pot on the table without using the mouse.

     -    the ability to turn off the chat dialogue.

     -    provide for a Bad beat jackpot.

     - provide for an affiliation program to drive traffic to the casino site.

     sub-licensees the following:

     . Initial Internet gaming license - This includes the GamingTech sub-license and any Government license issued to Antico. As Antico is the Master Casino' and the links are connected to their servers, any License that Antico possesses will automatically cover the link operator. Costa Rica does not at this time require an Internet Gaming company to pay a License fee to operate an on-line gaming site. In the event Antico is required to pay for a license they will be at liberty to request the link operators to pay a proportionate share of the license fees. In the event Antico moves to a different jurisdiction, the servers will move with them and therefore maintain continuous service.

     .    Registration of a URL

     .    A virtual casino "theme"

     . Sophisticated visual and sound effects to create a total gaming experience

     .    Real-time wagering

     . Secure encrypted merchant accounts and electronic fund transfers. This is a service that is provided by an arms length third party Credit Card Processors located in Belize and by Antico's bank in Costa Rica who will process all wire transfers.

     . Analysis of all gaming data, including win/loss and monitoring of players' activities

     .    Administration and complete 24hr, 7 days per week support services

     .    Monitoring of all fund flows

     .    Hosting of server software

The services mentioned above will be provided by Antico for a fee. Antico acquired the servers from the Company, which are located at RACSA (a government bandwidth provider) in Costa Rica. The service has sufficient bandwidth available to support a substantial number of links. In the event more bandwidth is required Antico would have to install more servers.

Revenue Model

     Licenses and Sub-Licenses

     The Company expects to earn up to $35,000 for each Casino sub-license link they sell and earn a gross royalty fee of up to 35% from each sub-licensees monthly net revenue.

     The Company started selling Casino Links at the beginning of January 2000 and will also be 'giving away'/'selling' links for $1.00 to webmasters who control a large subscriber base or who can generate substantial traffic to a site. In this way the Company will be able to 'sell' a larger number of Casino sub-licenses ("links") with minimal licensing fees but with a higher gross royalty fee of up to 65%

     The Company also intends to sell independent software programs for $75,000 plus a 35% royalty fee. For each license sold, the company will be required to pay GamingTech $50,000 plus 15% of the gross profit from each sub-license whereas the company earns a royalty fee on the net profit.
                                                            ---

     The Company will earn a sub-licensing fee of up to $40,000 from each new TransNet poker software program they sell plus a net royalty fee of up to 15% of a sub-licensees monthly rake generated by their Poker tables

     The Portal

     The Company completed the development and design of the Portal at the end of December 1999. The Company is rapidly building market share through the development of the www.poker.com web-site as the 'Ultimate Gaming Portal"
                        -------------
     on the Internet and proposes to develop the portal as the site of choice for Internet gaming enthusiasts. It is the Company's goal to offer advanced and novice players alike, the best in gaming information and software, variety of entertainment and casino games (both free and for money wagering) and a friendly easy-to-use interface. With the number of visitors (in excess of 60,000 visitors a day) coming to the site the Company is able to generate advertising revenue by selling banners on the portal based on a CPM rate (so many dollars per 1,000 visitors ) The Company is charging between $15 and $25 per CPM for banner advertising. The Company has signed insertion orders to sell $130,000 worth of banner advertising for the month of March, 2000 and expects to generate in excess of $1,300,000 for the year 2000.

     Although the Company is not the first online gaming portal and software licensing company, Poker.com, Inc. has already made www.poker.com one of
                                                         -------------
     the most highly trafficked gaming sites on the Internet. With one of the most widely recognized brand names on the Internet, an aggressive marketing strategy, and a full spectrum of the best casino games available, Poker.com, Inc. expects to become the leading gaming portal on the web.

     Opt-in newsletter

     The Company has also developed an opt-in advertising program, completed in January 2000, and will earn revenue from sponsors of the opt-in newsletter program.

     The term opt-in means that the respondent has actively subscribed to the newsletter. Thus, the newsletter is entirely unsolicited and spam-free. It can also be personalized and include information based on demonstrated customer preferences and prior usage.

     The Company is attracting subscribers through its invitation to subscribe for a free newsletter which is marketed on the company's portal. The Company currently has 10,000 new subscribers and expects to increase this number as new visitors log in to the site as well as by purchasing e-mail addresses from third party providers. Four newsletter mailings are being distributed each week. The News Letters are written by two Poker cardplayer experts, Mike Paullie and John Vorhuis. The Company sells the advertising space on the News Letter to a sponsor for up to 10c per e-mail subscriber. 10,000 subscribers generate $1,000 per mail out. The opt-in newsletter is expected to generate revenues of approximately $200,000 for Poker.com, Inc. for the period June, 1, 2000 to May 31, 2001.

     Affiliations

     Poker.com, Inc. intends to partner with some of the largest sites on the Internet that offer products and services such as www.amazon.com (for books
                                                       --------------
     on poker, gambling and the strategy of winning), and www.travelocity.com
                                                          -------------------
     (for airfare tickets to gaming destinations and travel in general). Amazon and Travelocity offer web masters an affiliation program whereby the web master inserts the advertisers banner/button on the web masters site. When a visitor clicks onto Amazon or Travelocity and purchases product, the web master's site is credited with a percentage of revenue from that sale. Amazon pays 15% for a referral that purchases product and Travelocity pays $2.00 US for every ticket that is purchased. Poker.com Inc will subscribe to their affiliation program to earn 'flow-through' revenue. Poker.com has its own electronic shopping cart system selling books, T-shirts, hats, cards and numerous other items. The Company has to date not earned any revenue from any Affiliation Program is expected to commence in June 1, 2000.

     Free E-mail

     In conjunction with the development of the portal, Poker.com is offering free web-based e-mail accounts similar to that of www.hotmail.com. Users
                                                       ---------------
     can log in and check their e-mail from any browser, anywhere in the world. Revenue will be generated via banner advertising that will appear at the top of the user's inbox, outbox, saved and sent message screens for maximum exposure. Advertisers will be charged $5 per 1000 email recipients. The Company estimates that it will host 10,000 e-mail accounts by the end of December 2000. Assuming that an average user would be checking his e-mail 4 times a day, this would generate 16 impressions per day (Impressions are the number of times a visitor clicks onto a page which carries advertising banner - it is assumed that each visitor checking his/her e-mail would first log on to the Poker.com web site which would be one impression, opening their e-mail would create a 2/nd/ impression, reading an average of 2 e-mails a day would result in two further impressions)which would result in a total of 160,000 impressions a day -generating revenue of approximately $300,000 per year for the period June, 1, 2000 to May 31, 2001.

     General

     Internet on-line gaming is a global business operating 365 days a year 24 hours a day and is not subject to seasonal conditions.

     As the Company only provides gaming software acquired from and developed by third party providers, the company carries no inventory nor does it require research and development capital.

     Poker.com Inc. is actively working towards establishing www.poker.com as
                                                             -------------
     the leading Internet brand name for gaming software. The company is also utilizing its marketing potential and its widely recognized domain to position itself as one of the foremost Internet gaming portals.

     Poker.com has no intention of owning nor operating any Internet gaming operation but will act exclusively as marketing agents and software sub-licensors in order to sell casino sub-licensess and links and multi-player poker software. The company will derive its revenue from selling gaming software licenses and from on going monthly royalty payments from sub-licensees operating their own casinos and multi-player poker card rooms. Revenue will also be generated from marketing fees, advertising, banner sales and e-commerce affiliations.

     The company is building up a strong infrastructure to achieve its objectives to become the leading gaming portal and sub-licensor on the Internet and expects to become the largest Internet software supplier within 6 months.

Corporate Philosophy

Management of Poker.com, Inc. realized that it would be a costly and lengthy process to develop its own gaming software and compete with a number of established software program developers who have the expertise and capital. The company decided that in order to take advantage of the lucrative on-line gaming market, it would enter into a Master sub-licensing agreements with software program developers which would allow the company to sell gaming sub-licenses and earn licensing fees and royalties without the costs associated with software development and upgrades as new technology is developed. It is management's understanding that software developers see the greater potential in selling more software licenses, directly themselves or indirectly thru a re-seller, and thereby earn greater royalty fees. This will allow the company to concentrate on rapidly establishing brand awareness and a commanding Internet presence.

Overview of Operations

Poker.com is presently in its initial growth stage. Key strategic developments to date have included the purchase of the URL www.poker.com in order to capitalize on the globally recognized brand name `poker', the purchase of the ASF Texas Holdem Poker software license that the company sub-licensed to Antico, the Master sub-license agreement entered into with Gamintech, the development of Poker.com as a gaming portal and the Master License

Agreement that the Company has entered into with TransNet to acquire the rights to re-sell an updfated Poker software program.

The Company sold the world wide rights to use the url www.poker.com to Antico
                                                      -------------
for gaming only, and retains the rights to use the url for marketing, advertising and for e-commerce.

The Master License Agreement with GamingTech enables the company to

     a) sell Casino Software programs to independent third party operators for up to $75,000 plus a gross royalty fee of up to 35% of monthly net revenue.

     b) sell Casino License links to 'dependant' operators who would use their web page to link into a 'Master Casino' These links will be sold for up and $35,000 plus a gross royalty fee of up to 65% of monthly net revenue.

The Company has appointed Antico as a Master Casino. The term has been coined to identify an independent Casino software program sub-licensee who will operate the GamingTech software for their own account and provide a link into their system by the Companies other sub-licensees who do not possess an independent sub-license and server.

The Company has to date sold the ASF Software program and an independent GamingTech Casino sub-license to Antico and have 'sold' 7 Casino links, The ASF Software Program was sold to Antico on September, 30,1999 and the GamingTech Casino license was sold to Antico on January 10/th/, 2000

The Master License Agreement with TransNet will enable the company to sell a Poker. Software program for up to $75,000 (of which $35,000 would be retained by the Company) plus a gross royalty fee of up to 35% of the rake of which 15% would be retained by the Company.

With the GamingTech Master sub-license agreement and the TransNet Master License Agreement in place the company expects to achieve rapid market penetration and earn substantial revenue from on-going royalty fees.

Full Time Employees.

The Company is currently managed by Charlo Barbosa, the President and COO and Mr Michael Jackson, the CEO and corporate secretary, who works full time in the affairs of the Company. The company contracts out their Investor Relations department, accounting department and their technical Department department.
The companies sales department operates out of Casino Marketing S.A.

Mr Jackson and Mr Barbosa have entered into an agreement with the Company whereby they jointly earn 5% of the gross revenue generated by the Company or $5,000 per month whichever is the greater. Under the agreement, they will each be entitled to 100,000 options at $1.00. The agreement is attached as an exhibit.

Marketing Strategy

The obvious leveraging power of the Poker.com domain will be immediately utilized at all levels of the marketing strategy. Due to the very nature of the 'portal' the Company will offer each sub-licensee a link directly from the portal. The company's sub-licensees will be listed on the Top 10 banner page which will constantly be rotated. The Top 10 has been developed by the Company as a marketing tool to profile the Company's sub-licensees' Casinos. The portal will also incorporate a search engine, which the Company is currently having developed. This will enable the Company to generate more qualified leads from other companies that have links to the search engine. The search engine should generate substantial traffic activity, which will allow the company to sell more banner advertising and at a higher CPM rate. The Company will request each sub-licensee and affiliate to participate in the advertising campaigns that the portal coordinates. Each casino sub-licensee will be invited to become a sponsor of the poker.com newsletter.

Poker.com, Inc., with its exclusive rights to market the unique www.poker.com
                                                                -------------
domain, will derive revenue from marketing the poker.com multi-player poker card-room and casino, licensing fees, ongoing royalties from gaming software sub-licensees, banner advertising and retail e-commerce sales.

The Company's management has the expertise to direct traffic to the portal by purchasing exit traffic from web masters, purchasing key words from search engines and by exchanging banner ads with other web masters. Mr Barbosa, through his relationships with web masters has a substantial resource base to acquire visitor traffic.

As one of the first components of a comprehensive marketing plan, the Company has contracted with Excite@Home (Nasdaq: ATHM) to position the poker site on the
                    -----------
www.excite.com search engine with links using ten of the most popular poker and
--------------
gambling key words. The company has also entered into an agreement with Galore.com, an Internet portal and search engine, which has agreed to direct up to 900,000 visitors to the www.poker.com web-site per month.
                           -------------

The marketing plan has been developed to direct traffic to the www.poker.com
                                                               -------------
portal site in order to
     a)   Market the Poker.cardroom
     b)   Sell banner advertising
     c) Sell GamingTech sub-licenses and bring awareness to the company's sub-licensees

     d) have visitors review the site and continue to re-visit the site for accessing their free e-mail, playing free games, winning prize money, buying product, checking up on Stock Market prices, checking up on Gaming and Sports news, accessing the Poker Card room and Casino to wager real money.

The marketing plan is on-going and includes purchasing visitor traffic from other web sites. Galore.com amd Excite@home.com generate substantial traffic to
                                ---------------
the site. The company is negotiating to purchase even more more traffic from third party providers. The company is also advertising in land based publications namely CardPlayer and Poker Digest, bi-monthly. These publications reach in excess of 50,000 card players per insertion.

Poker.com., Inc., by virtue of its widely recognized domain alone, is positioned to become the dominant poker gaming site on the web. As a portal, it will be a collaborative gaming website where leading casino operators mutually co-exist and offer the full spectrum of casino games available. In this way, they are able to deliver gaming content to the greatest number of participants possible. The end result is more traffic and additional revenues. As a premier gaming portal, www.poker.com will eventually lead the way in this emerging growth
        -------------
market.

Free E-Mail

Poker.com, Inc.'s free e-mail service to subscribers further encourages them to return to the site on a daily basis.

Chat Rooms

Poker.com, Inc. will also promote its users to access its chat rooms. Chat rooms have become a cornerstone of Internet interactivity over the past year. Ninety five percent of all major websites have chat functionality. Similarly, thirty percent of all web activity is chat related. According to Jupiter Research, by 2002, the chat room market will grow to 64 million users.

Poker.com, Inc.'s primary strategy is to promote the www.poker.com brand and
                                                     -------------
strive for an industry leadership position by:


     .    Providing an interesting, friendly and high-interest content site
     .    Focusing on sub-licensing Casino gaming software
     .    Providing an innovative and easy-to-use software program
     .    Acquiring customers efficiently
     .    Maximizing customer retention and loyalty by offering great content
     . Constantly expanding its customer base through multiple marketing channels

Through the use of multiple marketing channels, the Company believes it will be able to reduce its reliance on any one source of customers, maximize brand awareness and lower average customer acquisition costs. The Company will promote its brands through an aggressive marketing campaign using a combination of online and traditional advertising.

Online consumers can easily fall into Internet patterns and evidence suggests that they do not switch online allegiances easily. Poker.com, Inc. will also work at making www.poker.com a starting point for the novice gambler and will
               -------------
capitalize on this opportunity for capturing consumer loyalty. Thus, as traffic flows to the www.poker.com site, the Company will fully capitalize on the
             -------------
interest of these potential players by offering virtually instant access to a variety of Java-based casino games. The cross-platform nature of Java makes it possible to play these games on all major operating systems with no downloading required. This is also a major convenience for users who have slower connections to the Internet.

Marketing channels include:

     Online Advertising

     The Company will commence advertising in June 2000 on the sites of major Internet content and service providers, and targeted gaming-related sites. This will include search engines and portals.

     Traditional Offline Advertising

     Consumers use offline media channels to research, acquire and service what they spend money for online. The Company will purchase traditional advertising and may attempt to partner with certain traditional media companies to attract new customers. Poker.com, Inc.'s traditional advertising efforts may include radio advertising and print advertising in gaming-related publications. The Company currently advertises in Cardplayer and Poker Digest. The Company is also promoting its corporate image through Internet public relations firms.

     Strategic Alliances

     Commencing June 1, 2000, the Company will form strategic alliances with major Internet content and service providers in order to enhance its new customer acquisition efforts, increase purchases by current customers and expand brand recognition. The Company will increase the number of alliances it has established with search engines and negotiate to secure exclusive rights, where possible, to place gaming banner advertisements and integrated links to the Poker.com, Inc. sites on certain gaming-related pages.

     Direct Marketing Techniques

     Commencing June 1, 2000, the Company will employ direct marketing techniques to target new and existing customers with communications and promotions.

     Opt-in Newsletter

     The Company is using the Opt-in advertising program to create a larger data base and thereby derive revenue from sponsorships.

     Banner Advertisements

     Banner advertisements are rectangular graphical/text images that can be positioned in strategic locations on web pages and search engines on the Internet. When a potential customer clicks on a banner, the customer's browser points the customer to the advertiser's homepage. Commencing June 1, 2000, Poker.com, Inc. will pay for banner advertisements on a variety of web pages and search engines and participate in banner exchange programs. As well, the Company may enter into agreements with webmasters to place Company banner advertisements on their homepage in exchange for a commission for each unique customer who clicks through to the www.poker.com
                                                                   -------------
     homepage, or for a percentage of the profits generated by the webmasters.

     Submissions to Search Engines

     Potential customers often discover new websites on the Internet from listings on search engines such as Excite.com, Yahoo.com, and Galore.com. The Company has submitted its Universal Resource Locator ("URL") and a brief description of its Internet casino gaming website to various search engines so that the information is available to potential customers who use search engines to locate Internet gaming sites. The Company has entered into a $345,000 Contract with Excite to purchase "key words" such as poker, blackjack and bingo. The effect of searching a key word such as 'Poker' is that each time a surfer types in the word 'poker' a www.poker.com banner is
                                                         -------------
     immediately and prominently displayed.

     Retail E-Commerce/Affiliation Programs

     By the end of June, 2000, Poker.com, Inc. intends to enter into affiliation agreements with such popular, high-traffic E-commerce websites as Amazon.com and Travelocity.com. These alliances will assist in drawing traffic to the Poker.com, Inc. web-site when gaming-related inquiries are made through these other high traffic sites. These affiliations will also become an additional source of revenue, as Poker.com, Inc. will receive a commission fee for each purchase/transaction made at these affiliate sites directed from the www.poker.com site.
                       -------------

     Distribution of CD-ROMs

     America Online (AOL) became the largest Internet Service Provider in the United States by distributing millions of its CDs and floppy disks. This promotional technique worked. AOL now hosts nearly one third of the Internet users in the United States. Therefore, apart from the ability to download the game directly off the Internet, a customer will be able to play the casino games on the www.poker.com website by using a free
                                  -------------
     companion CD-ROM. Poker.com, Inc. plans to make this CD-ROM accessible to potential players. For example, the Company has distributed a number of CD-ROM discs via CardPlayer Magazine. At the beginning of June 2000, the Company expects to distribute the updated Poker software on CD-ROM to potential Poker players by mail and via CardPlayer magazine. At the beginning of June 2000, the Company expects to distribute the updated Poker software on CD-Rom to potential Poker players by mail and via CardPlayer magazine.


Mission Statement

It is Poker.com, Inc.'s mission to become the largest and best developed gaming portal site on the Internet. With exclusive rights to develop and market the www.poker.com domain, the Company will leverage its online presence through a
-------------
multitude of marketing programs.

By offering the highest level of gaming content in this sector, a variety of games and ease of use, Poker.com, Inc. seeks to provide its Internet audience with a truly entertaining experience that will consistently increase the flow of traffic to the site over time. The Company will offer the latest games and software technology and new ways to ensure that sub-licensees and casino operators maintain a competitive advantage over other Internet gaming providers.

It is also Poker.com, Inc.'s mission to position itself as a strong and credible name in the Internet gaming industry. The Company is developing relationships with reputable and established casino software developers who offer fair and reliable software games. This will help to reassure customers that there are no trust or security issues.

Outlook

Management is committed to the objective of building shareholder value through long-term growth in revenues and net income.

The Company's objective is to offer existing and prospective sub-licensees the most up-to-date technology and games available. This will provide them with a competitive edge in order to support their growth. Management believes that there is an extraordinary future for online gaming and that Poker.com, Inc., with its unique brand name, is poised to become a dominant force in this market. The Company is currently positioning itself to capture a substantial share of the Internet gaming market.


Item 2    Management Discussion and or Plan of Operation
          -----------------------------------------------

This Form 10-SB contains forward-looking statements. The words, "anticipate", "believe", expect", "plan", "intend", "estimate", "project", "could", "may", "foresee", and similar expressions are intended to identify forward-looking statements. The following discussion and analysis should be read in conjunction with Poker.Com's Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-SB which contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Poker.Com's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.

The Company has had no active business operation from inception in 1989 to September 1999 when the Company sold their first Poker card-room sub-license to Antico Holdings SA ("Antico"). As of September 30, 1999, the Company's accumulated net loss was $31,737 and the total cash was $31,982.

In September 1999, the Company raised $500,000 through a Private Placement under a Rule 504 exemption and has recently obtained a commitment from three entities to invest $360,000 in a private placement under a rule 506 exemption.

As of December 31, 1999, the Company's accumulated loss was $545,518 and the total cash was $41,132.

The company started generating cash flow from marketing the Poker.com web site and from banner advertising on the Poker.com Portal from October, 12th 1999. The company expects to earn approximately $30,000 per month from marketing the poker card-room and $130,000 per month from Banner Advertising and the news letter sponsorship. Revenue from these 3 sources is expected to generate approximately $160,000 per month. The Company expects to sell 2 licenses per month and earn licensing fees of up to $58,000 net per month and monthly Royalty fees from Casino sub-licensees to commence in or about April, 2000 which should generate approximately $30,000 per month. Unless something unforeseen happens, Management is of the opinion that the company should generate approximately $240,000 revenue per month commencing June 2000.

The Company generated $45,000 from the sale of Casino Link sub-licenses in February 2000 and have in excess of $130,000 insertion orders for Banner advertising for the month of March. The Company earned $27,470 from Marketing the Poker cardroom (20% of $137,351 - deposits) for the month of February 2000.

The Company projects that the expenses incurred to generate the projected revenue is approximately $130,000 per month.

The Company has made certain commitments as follows:

     The Company has entered into an Advertising Contract with Excite@home to purchase key words: "poker", "blackjack" and "bingo" on their search engine. The total cost for the year is $345,000 with a monthly cost of $14,666 for January, February and March. $28,000 per month for April, May and June, $30,175 per month for months July, August and September and $39,800 for months October, November and December. The Company has entered into a verbal agreement with Galore.com to spend $7,500 per month on purchasing traffic. Galore has undertaken to send 15,000 visitors to the site per day.

     The Company has also contracted with Standard Internet Co. on a month to month basis to purchase 20,000 visitors per day at a cost of $23,590 per month.

     Subject to the results from Galore and Standard InterNet Co. the Company will continue to spend a minimum of $55,000 per month on buying traffic. Traffic is purchased in order to derive revenue from the Advertisers advertising on the Portal. Advertisers pay the Company up to $25 per 1,000 impressions. The more visitors on the site the greater the number of impressions, hence the greater the revenue.

     The Company is spending approximately $10,000 per month on Investor Relations services. The Company employs two consultants to deal with corporate shareholder support and marketing the Company. This includes making and answering phone calls, creating a database and sending out Corporate News Releases. The Company has contracted to take space at three Investment Conferences in April and May 2000 at a cost of $5,000 per conference. The Investor Relations team will fly to Regina and Winnipeg in Canada and set up an information booth to promote the company and sell Casino Licenses.

     The consultants also provide the promotional material and arrange the programs for promotion.

     The Company advertisers in two land based publications, Poker Digest and CardPlayer at a cost of $9,000 per month for 8 insertions in each magazine.

     The Company has contracted with GamingTech to pay them $17,500 per quarter on account of the purchase of their Casino software program.

     The Company has contracted with TransNet to pay them $10,000 on completion of the updated Poker software program expected by the end of April.

The projected expenses for March, April and May are as follows:

                                                                  March       April       May
      Office, telephones  & General Administration              $ 10,000     10,000     10,000
      Portal Graphic Designer                                   $  2,000      2,000      2,000
      Investor relations                                        $ 10,000     15,000     15,000
      Advertising, News Letters                                 $ 10,000     10,000     10,000
      Legal & Accounting                                        $  3,000      3,000      3,000
      Marketing Costs, Excite, Galore & third party traffic     $ 55,000     67,000     67,000
      License Fees 4%                                           $  9,600      9,600      9,600
      Management Fees 5%                                        $ 12,000     12,000     12,000
      Chartwell Technology License Agreement                    $  5,800      5,800      5,800
      Travel & Entertainment                                    $  5,000      5,000      5,000
      Hardware & Software, Development                          $  8,000     10,000     10,000
                                                                --------   --------    -------
           Total Expenses                                       $130,400   $149,400    149,400
                                                                --------   --------    -------

The Company (through CasinoM) acquired a non-exclusive world wide Software License from GamingTech to re-sell Casino software sub-licenses.

The Master sub-licensing agreement with GamingTech allows the company to provide sub-licensees with all technology and gaming upgrades without any further cost to the Company, the costs being borne by GamingTech and ASF.

The GamingTech technology enables the company to sell multiple Casino links to third party websites. The company proposes to sell the links for up to $35,000 and also intends to sell for only $1.00, links to web masters whose web sites have high traffic which they can direct to a Casino Link. In this way the company will be able to virtually "give away" a substantial number of Casino links and earn substantial revenue from on going royalty payments.

The sub-licenses being sold by the company comprise

          a) sell independent Casino software program sub-licenses for up to $75,000 plus a gross royalty fee of up to 35% of monthly Net operating profit. This independent sub-license will enable the purchaser to use the licensor's proprietary software.

          b) sell dependant sub-license Casino 'links' for up to $35,000 plus a gross royalty fee of between 35% and up to 65% of the sub-licensees net monthly revenue. In this case the dependant sub-licensee is linked into an independent sub-licensees proprietary software and does not have his own proprietary software

The Company has sold 9 Casino sublicenses and 2 poker sub-licenses up to the end of March 2000.

The Company believes that with the proposed injection of $360,000 from a Private Placement the Company is positioned to finance its development pending positive cash flow revenue from operations starting in May 2000.

The Company's main expense during the next 12 months is for marketing and operating costs. In the event revenue from existing and future sub-licensees does not reach the projections contemplated in this business model, the Company would cut back on their advertising/marketing and promotion costs by re-selling portion of the keywords purchased on excites search engine and reduce the office staff and costs associated with Investor relations which does not generate revenue to the company. The company could possibly reduce overhead costs to $15,000 per month.

With the unique knowledge and networking ability of the Company's management the Company believes that they will have sold and/or given-away more Casino licenses than any other gaming software supplier on the Internet by the end of June, 2000. There are no other software sellers 'giving away' licenses or links to webmaster who can generate substantial traffic to a Casino web site. Management believes that Global Interactive has sold approximately 75 Casino links to date. Management has a database of over 2,000 qualified webmasters to whom the Company will offer 'free' licenses. The Company expects up to 5% of these webmasters to contract for a 'free' license. The web masters will pay the company a higher royalty fee of up to 60% of net sales. The Company is waiting for Antico to confirm that they can provide the administrative and technical service to these new Casino links. If the Company is successful in signing up 100 web masters by the end of June, 2000 the Company will be the largest sub-licensor on the Internet.

The Company anticipates selling a minimum of 2 Casino Links for up to $35,000 each and expects to sell a minimum of 1 Poker software license in each month commencing May 2000.

The Company purchased a Master License Agreement from TransNet on February 15th 2000, which will enable the Company to sell updated Poker software program sub-licenses to potential third party card-room operators. This will enable the Company to earn greater licensing fees and substantially higher royalty fees. The cost of the new software is $30,000 in cash plus 80,000 shares of stock.

The company does not expect any change to their projected revenue stream from inflation. The company may decide to discount the selling price of the Casino links if sales of licenses slowed down.

The company does not expect to significantly increase their number of total employees or contractors during the next 12 months.

There are certain risks associated with Internet on-line gaming which may affect the company's projected revenue stream such as the following

     The Kyl Bill

     In the event the Kyl bill is passed by Congress, the effect on revenue from marketing Antico's card room and Casino could be negatively affected. However, senator Kyle has indicated that if the Bill is passed, the intention is not to charge any American wagering on Internet gaming, but to charge the operator.

     All the companies sub-licensees operate in off-shore jurisdictions and would not be subject to any US Law.

     To counteract any loss of revenue the Company is working on a Marketing Plan to advertise for players in other jurisdictions in Europe, South America and Asia. The Company will also introduce Poker Tournaments which are played by players depositing a fee to play in order to win a tournament Prize. This is a very popular way to play poker and does not contravene the prohibitions proposed under the Kyl Bill.

     Key Personnel

     The Company's success is currently dependent on the ability and experience of its senior management namely; Charlo Barbosa, its President/Chief Operating Officer and Michael Jackson its CEO. In order to manage anticipated growth, the Company has outsourced Investor relations, marketing and administration. Competition for personnel, particularly persons having Internet marketing development and other technical expertise, is intense, and there can be no assurance that the Company will hire additional, qualified personnel. The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key contractors could have a material adverse effect on the Company.

     Other Risk Factors

     The Company operates in a rapidly changing environment that involves numerous other risks, many of which are beyond the Company's control and which could have a material adverse effect on business, revenues, operating results and financial condition.

     However, Poker.com, Inc.'s management believes that it is taking necessary steps, wherever possible, to address the key risks to which it will be exposed as it progresses with its planned course of action.

Penny Stock.

Poker.com's securities are subject to the SEC "penny stock" regulations which may limit the ability of broker-dealers to sell Poker.Com's securities and shareholders' ability to sell their shares in the secondary market. The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934. The rules require broker-dealers to make certain disclosures regarding penny stocks to potential buyers, and make a determination based upon information provided by the potential buyer about such buyer's suitability for investing in penny stocks. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Item 3    Description of Property
          -----------------------

The Company's headquarters and executive offices are located at #1502-1166 Alberni Street, Vancouver, British Columbia, Canada and the telephone number is
(604) 689-5998. The company leases on a month to month basis, approximately 1,500 sq,ft of space at the aforementioned office, from Virtualynx Internet Inc. a company which is owned by Charlo Barbosa, President of the Company. The monthly rental including reception, administration and technical services is approximately US$3,500 per month.

Item  4   Security Ownership of Certain Beneficial Owners and Management
          --------------------------------------------------------------

The following table sets forth the outstanding Common Stock of the company owned of record or beneficially owned by each person of record, or was known by the company to own beneficially more than 5% of the company's common stock, and the name of the shareholding of each Officer and Director and all officers and Directors as a group

Name                                 Shares Owned   Percentage of shares Owned
Charlo Barbosa (1) (2)               332,500                  7.07%
1605-7281 Cambie Street
Vancouver V6P 3H4

Michael Jackson (1)(3)               225,000                  4.79%
1574 Angus Drive,
Vancouver V6J 4H3

 ALL EXECUTIVE OFFICERS
AND DIRECTORS AS A GROUP             557,500                 11.86%
(Two Individuals)

All shares are held beneficially and of record and each record shareholder has sole voting and investment power.

(1) These individuals are Officers and Directors of the Company and may be deemed to be "parents or founders" of the Company as that term is defined in the Rules and regulations promulgated under the 1933 Act.

(2)  Includes 70,000 stock options.

(3)  Includes 100,000 stock options.


Item 5  Directors, Executive Officers, Promoters and control persons
        ------------------------------------------------------------

The following table sets forth the name, age and position of each Director of the Company.

Name                Age           Position
----                ---           --------
Charlo Barbosa      29    President, Chief Operating Officer,
                          Member of the board of Directors

Michael Jackson     55    Secretary, Chief Executive Officer
                          Member of the board of Directors

Mr. Barbosa and Mr. Jackson have served as Directors of Poker.com since July 16, 1999. Each Director will serve until the next annual meeting of shareholders and their respective successors are elected and qualified. Charlo Barbosa currently devotes part time to the operation of the business. Michael Jackson currently devotes full time to the operation of the business.

     Officers and Directors of the Company
     -------------------------------------

     Charlo Barbosa, Director. President and COO
     Mr. Barbosa is the president of Virtualynx Internet Inc., a successful web-hosting company with offices in Vancouver, BC, San Jose, Ca and Irvine, Ca. The principal place of business of Virtualynx is #1502-1166 Alberni Street, Vancouver. Virtualynx has in excess of 800 web-hosting clients with over 3000 domains registered. The Company has been in business since April, 1996. Mr. Barbosa has been President of VirtualYnx since April, 1996. Mr. Barbosa was a senior in-house Accountant with Samoth Capital Corporation, a publicly traded company on the Toronto Stock Exchange, April 6/th/ 1991 until April, 1996. Mr Barbosa has been a Director, COO and President of the Company since July 16/th/1999.

     Michael Jackson, Director, Secretary, CEO
     Mr. Jackson began his career as a corporate and securities lawyer in South Africa before immigrating to Canada in 1978. In November, 1979 Mr. Jackson incorporated Hillcon Developments Ltd ("Hillcon") as a real estate development Company which he operated until January, 1983. In March, 1983 Mr. Jackson joined Geneva Capital as an investment banker until January, 1988. From January, 1988 until January, 1993 Mr. Jackson invested in a number of business ventures. In March, 1993 Mr. Jackson re-launched Hillcon and has acted as a Director and President of Hillcon since then. The principal place of Business for Hillcon is 3830 Bridgeport Road, Richmond. BC. Mr. Jackson has acted as in-house counsel for a number of public and private companies but has not been a director of any publicly traded company during the past 5 years. Mr. Jackson has been a Director, CEO and Secretary of the Company since July 16, 1999.

Item 6    Executive Compensation
          ----------------------

     Compensation of Directors and Officers

     The President and CEO are earn a joint management fee of 5% of the gross revenue generated by the company or $5,000 per month whichever is the greater. The President and CEO may be paid a Salary as soon as the Company is in a positive cash flow position.

     The President, Mr. Charlo Barbosa and Secretary, Mr. Jackson, both received 125,000 common shares of the company as compensation for structuring the deal between Ala Corp, UniNet and Thermal.


SUMMARY COMPENSATION TABLE

     The following table sets forth compensation awarded to, earned by or paid to Mr. Barbosa and Mr. Jackson for the designated fiscal years. No executive officer had an annual salary and bonus in excess of $100,000 during the past three fiscal years. Pursuant to paragraph (a)(5) of Item 402 of Regulation S-B, the table omits columns that are not applicable to Mr. Barbosa or Mr. Jackson's compensation.

-----------------------------------------------------------------------------------------------------------------------------
(a)                          (b)                                  (c)                                (d)

Name and Principal           Year                                 Other Annual                       Securities,
 Position                                                         Compen                             Underlying
                                                                  -sation ($)                        Options
                                                                                                     /SARs (#)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Charlo Barbosa                 1999                                $16,250                            70,000    Options
President and Director                                                                               125,000    Common Shares
-----------------------------------------------------------------------------------------------------------------------------
                               1998
-----------------------------------------------------------------------------------------------------------------------------
                               1997
-----------------------------------------------------------------------------------------------------------------------------
Michael Jackson, Chief         1999                                $16,250                           100,000    Options
 Operating Officer and                                                                               125,000    Common Shares
 Director
-----------------------------------------------------------------------------------------------------------------------------
                               1998
-----------------------------------------------------------------------------------------------------------------------------
                               1997
-----------------------------------------------------------------------------------------------------------------------------

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information concerning grants of stock options pursuant to stock option plans to the named Executive Officers during the year ended December 31, 1999.


------------------------------------------------------------------------------------------------------------------------
(a)                     (b)                 (c)                      (d)                      (e)

Name                    Number of           % of Total               Exercise or Base         Expiration Date
                        Securities          Options/SARS             Price
                        Underlying          Granted to               ($/Sh)
                        Options/SARS        Employees in Fiscal
                        Granted             Year
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Charlo Barbosa           70,000              14.89%                  $1.00                    December, 31, 2004
President and
 Director
------------------------------------------------------------------------------------------------------------------------
Michael Jackson,        100,000              21.2%                   $1.00                    December, 31, 2004
 Chief Operating
 Officer and Director
------------------------------------------------------------------------------------------------------------------------

Aggregated Option/SAR Exercise in Last Fiscal Year and FY-End Option/SAR Values

     The following table sets forth certain information concerning exercises of stock options pursuant to stock option plans by the named Executive Officer during the year ended December 31, 1999 and stock options held at year end.

------------------------------------------------------------------------------------------------------------------------
(a)                      (b)                      (c)                     (d)                    (e)

Name                     Shares Acquired on       Value Realized ($)      Number of               Value of
                         Exercise (#)                                     Securities              Unexercised In-the-
                                                                          Underlying              Money
                                                                          Unexercised             Options/SARs at
                                                                          Options/SARs at         FY-End ($)
                                                                          FY-End (#)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Charlo Barbosa           nil                      nil                     nil                     nil
------------------------------------------------------------------------------------------------------------------------
Michael Jackson          nil                      nil                     nil                     nil
------------------------------------------------------------------------------------------------------------------------

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     Stock Options Granted

     On December 15, 1999, Poker.Com granted options on 470,000 common stock, with an exercise price of $1 per share, 300,000 of which expire June 30, 2001, and 170,000 of which expire December 31, 2004.

     No options have been exercised to date.

     The Company may in the future create retirement, pension, insurance and reimbursement plans covering its Officers and Directors. At the present time, no such plans exist. No advances have been made by the Company to any of its Officers and Directors.

Item 7    Certain Relationships and Related Transactions
          ----------------------------------------------

In July, 1999 Poker.com Inc acquired the world wide rights to the URL www.poker.com from UniNet in exchange for $100,000 plus 500,000 restricted
-------------
shares of the common stock of Poker.com Inc plus a 4% royalty on gross income. Michael Jackson, a Company Director is also a Director of UniNet.. UniNet acquired the world wide rights to the url www.poker.com from Alacorp in an arms
                                          -------------
length transaction and agreed to pay Alacorp $100,000 plus 250,000 restricted shares plus a 4% royalty. Michael Jackson and Charlo Barbosa (both Directors of Poker.com Inc) each earned 125,000 restricted shares from UniNet as a finders fee and for orchestrating the deal. UniNet holds in trust 250,000 restricted shares which are the property of

Alacorp and are being transferred.

Item 8    Description of Securities
          -------------------------

The description, following, is a summary which highlights all of the material provisions of the Capital stock of the Company.

Common Stock
------------

The authorised Common Stock of the Company consists of 100,000,000 shares of Common Stock at $0.01 par value per share. And 5,000,000 shares of preferred stock, par value $0.01

The preferred stock may be issued from time to time, with such designations, preferences, conversion rights, qualifications, limitations, restrictions thereof as shall be stated and expressed in the resolution or resolutions provided for the issuance of such Preferred Stock adopted by the Board of Directors pursuant to the authority of this paragraph given. No preferred shares have been issued to date.

The Company trades on the NASD, OTC BB under the symbol PKER

The holders of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the Board of Directors of the Company (the "Board of Directors"). The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters and cumulative voting is not provided for in connection with the election of the Board of Directors. The holders of common stock have no pre-emptive or subscription rights.

Warrants
--------

The Company has authorised the issuance of 500,000 warrants which were part of the Units sold under the Private Placement 24/th/ September, 1999. The Units comprised on 1 share at $1 plus 1 warrant convertible into I share exercisable at $1. The warrants are exercisable commencing March 1 2000 until December, 30/th/, 1999.

No Cumulative Voting
--------------------

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of Directors, can elect all of the Directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's Directors.

Change of Control
-----------------

In terms of the Section 7 of the by-laws of the corporation, a person acquiring control shares of the Corporation must file an acquiring person statement with the Corporation, failing which the Corporation may, at the discretion of its Board of Directors, redeem the control shares at the fair market value thereof, at any time during the 60 day period after the last acquisition of such control shares.


                                    PART II

Item 1  Market Price of and Dividends on the Company's Common Equity and other
        ----------------------------------------------------------------------
        Shareholder Matters
        -------------------

There is a limited public market for the common stock of the company, which currently trades of the NASD OTC.BB under the symbol "PKER". The company's common stock has traded on the OTC B.B. as PKER since the 19/th/ August, 1999. The shares have traded within the last two fiscal years as follows;


                    High       Low
                    -----      ---
1998
     1st Quarter       75c     37c
     2nd Quarter       56c     25c
     3rd Quarter    $2.06      50c
     4th Quarter    $2.31      67c

1999 1st Quarter      75c      37c
     2nd Quarter      50c      31c
     3rd Quarter    2.93       49c
     4th Quarter    1.28       60c

The above quotations have been provided by Bloomberg Professional and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of December 1, 1999 there were 4,700,000 shares of common stock outstanding, held by 45 shareholders of record and by various broker/dealers on behalf of an indeterminate number of street name shareholders. There were 500,000 shares subscribed for in September, 1999 under a Reg 504 Private Placement offering which shares were issued in February, 2000.

To date the company has not paid any dividends on such Common Stock and does not expect to pay any dividends in the foreseeable futures. Payment of any dividends will be dependent upon future earnings, if any, the financial condition of the Company, and other factors as deemed relevant by the Company's Board of Directors.


Item 2   Legal Proceedings
         -----------------

The Officers and Directors of the Company certify that to the best of their knowledge and belief, neither the Company nor any of its Officers and Directors are parties to any legal processing of litigation. Further, the Officers and Directors know of no threatened or contemplated legal proceedings or litigation.


Item 3  Changes in and Disagreements with Accountants
        ---------------------------------------------

The former accountants Grant Thornton resigned on March, 1, 2000 stating that their decision was attributable to the company's change in business focus and not due to a negative assessment of the company's management and/or stakeholders.

The former accountants, Grant Thornton, Auditor's report dated July 8, 2000 contained the following adverse opinion;

     "The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has no established source of revenue and is dependant on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of these uncertainties."

The current accountants of the Company Pannell Kerr & Forster, in their Auditors report dated March 14, 2000 contained the following adverse opinion;

     "The accompanying consolidated financial statements have been prepared assuming the company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has minimal capital resources available and has incurred substantial losses to December 31, 1999. The Company must obtain additional financing to meet its cash flow requirements. These matter raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty."

The Board of Directors accepted the resignation of the former accountants. (Resolution attached as Exhibit 6.8)

It is managers understanding that during the two most recent fiscal years there was no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Company engaged a new firm of Accountants, namely Pannell Kerr Forster on March 2, 2000.


Item 4  Recent Sale of Unregistered Securities
        --------------------------------------

Set forth below is information regarding the issuance and sales of securities of the Company without registration since formation of the Company. No such sales involved the use of an underwriter and no commissions were paid in connection with the sales of any securities.

   a) On June, 27, 1998 the Company authorised the issuance of a total of 3,000,000 common shares of Thermal Ablation Technology Corporation (now "Poker.com Inc.") to certain subscribers under a Private placement under Rule 504 of Regulation D whereby the company raised the sum of $150,000. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and Section 3(b) of the Securities Act of 1933 as amended.

   b) On February, 26/th/ 1999, the company issued a total of 200,000 shares of restricted common stock at a subscription price of $0.50c per share to a certain subscriber to a Private placement under Rule 504 of Regulation D whereby the company raised the sum of $100,000. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D section 4(6) and Section 3(b) and 4(2) of the Securities Act of 1933 as amended.

          Date       Subscriber              Number    Share Price    Total
          ----       ----------              ------    -----------    -----
       Feb 26, 1999  Saint Hilaire Limited   200,000   $0.50c       $100,000

     c) Based on the Agreement between UniNet and the Company on the 16/th/ July, 2000, the Company, on September 17, 1999 issued a total of 500,000 shares of restricted common stock to UniNet Technology, Inc., in respect of the purchase of the URL/Domain www.poker.com at a value
                                                       -------------
          of $0.50 cents per share being the market value of the shares at the time the transaction was consummated. The offer and the sale of the stock were exempt from registration under Rule 504 of Regulation D under Section 3(b) of the Securities Act of 1933, as amended. If the exemption under Rule 504 of Regulation D is not available, then Poker.Com believes that this offering is also exempt under Rule 506 and under Section 4(2) of the Securities Act of 1933, as amended. The management of Uninet was intimately familiar with Poker.com's financial condition and its status as a development stage company, and had access to all relevant financial information concerning the company.

          If the foregoing exemptions are not available, then management believes that the offer and sale was also exempt under Regulation S and beyond the jurisdiction of Section 5 of the Securities Act of 1933, as amended. Both Poker.Com and Uninet Technologies, Inc. have their principal executive offices in Vancouver, British Columbia, Canada. All aspects of the transaction, and all communications concerning the transaction, took place in Vancouver, British Columbia, Canada.

     d) On September, 24/th/ 1999, the Company authorized the issuance of a total of 500,000 common shares of Poker.com Inc at $1.00 per share plus 1 warrant per share exercisable at $1 to certain subscribers to a Private Placement under Rule 504 of Regulation D whereby the Company raised the sum of $500,000. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and Section 3(b) and 4(2) of the Securities Act of 1933 as amended and the Washington Administrative Code 460-44A-300 and 460-44A-504. The shares were sold only to persons whom the issuer reasonably believes are accredited investors as defined in 17CFR 230.501(a) and are purchasing for investment purposes and not with the view to or for sale in connection with a distribution of a security.

          As at December 31, 1999, the shares had not been issued and are included in "Subscription received" on the balance sheet.

          Date                    Subscriber                Number   Share Price   Total
          ----                    ----------                ------   -----------  --------
          24th September, 1999    Roi, David                150,000     $1.00     $150,000
          24th September, 1999    Charlo Barbosa            100,000     $1.00     $100,000
          24th September, 1999    EuroCapital Holdings AVV  250,000     $1.00     $250,000

       These shares were issued to the subscribers in February, 2000.


Item 5   Indemnification of Directors and Officers
         -----------------------------------------

The Company's Articles of Incorporation provide that the Company must indemnify its directors and officers, to the fullest extent permitted under the Florida Business Corporation Act against all liabilities incurred by reason of the fact that the person is or was a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit or other enterprise.

The effect of these provisions is potentially to indemnify the Company's directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company.

POKER.COM, INC.
(A Development Stage Company)

Consolidated Financial Statements
March 31, 2000 (Unaudited) and
December 31, 1999 and 1998
(U.S. Dollars)



INDEX                                                   Page
-----                                                   ----
Report of Independent Chartered Accountants             F-1

Consolidated Financial Statements

Consolidated Balance Sheets                             F-2

Consolidated Statements of Operations                   F-3

Consolidated Statements of Stockholders'Equity          F-4

Consolidated Statements of Cash Flows                   F-5

Notes to Consolidated Financial Statements         F-6-F-12


                  REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS


TO THE DIRECTORS AND SHAREHOLDERS OF POKER.COM, INC.
(A Development Stage Company)

We have audited the accompanying consolidated balance sheet of Poker.com, Inc. (formerly Thermal Ablation Technologies Corporation), (A Development Stage Company) as at December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and cash flows for the year ended December 31, 1999 in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has minimal capital resources available and has incurred substantial losses to December 31, 1999. The Company must obtain additional financing to meet its cash flow requirements. These matters raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that may result from the outcome of these uncertainties.



"Pannell Kerr Forster"

Chartered Accountants

Vancouver, Canada
March 14, 2000

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Consolidated Balance Sheets
March 31, 2000 (Unaudited) and December 31, 1999 and 1998
(U.S. Dollars)

=====================================================================================================================
                                                                       March 31,                 December 31,
                                                                         2000               1999              1998
---------------------------------------------------------------------------------------------------------------------
                                                                      (unaudited)
Assets

Current
  Cash                                                                $  188,483          $  41,132         $   5,898
  Accounts receivable                                                    180,160             99,405                 0
  Advances to related party                                                    0                  0            17,223
  Prepaid expenses                                                         5,154              2,635                 0
---------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                     373,797            143,172            23,121
Long-Term Receivable (note 4)                                            150,000            150,000                 0
Property and Equipment (note 5)                                          116,949            100,822                 0
Intangible Assets (notes 6 and 7)                                        220,625            222,812                 0
Long-Term Investment (note 8)                                                  0                  0            90,298
---------------------------------------------------------------------------------------------------------------------

Total Assets                                                          $  861,371          $ 616,806         $ 113,419
=====================================================================================================================
Liabilities
  Accounts payable and accrued
    liabilities (notes 7 and 9)                                       $  304,353          $ 195,527         $  12,350
  Advances from related parties (note 11(d))                              11,371             95,927                 0
---------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                        315,724            291,454            12,350
---------------------------------------------------------------------------------------------------------------------
Contingencies and Commitments (notes 12 and 14)

Stockholders' Equity (note 10)

Preferred Stock, $0.01 par value, 5,000,000 shares authorized, no shares issued and outstanding

Common Stock and Paid-In Capital in Excess of $0.01 Par Value
  100,000,000  Shares authorized
    5,200,000  (1999 - 4,700,000; 1998 - 4,000,000) shares             1,010,000            510,000           160,000
               issued and outstanding

Other Comprehensive Loss                                                 (14,130)           (14,130)                0

Deficit Accumulated During the Development Stage                        (810,223)          (670,518)         (158,931)
---------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                               545,647            325,352           101,069
---------------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                            $  861,371          $ 616,806         $ 113,419
=====================================================================================================================

                See notes to consolidated financial statements.

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Consolidated Statements of Operations
Three Months Ended March 31, 2000 (Unaudited), Years Ended December 31, 1999 and 1998 and Period From May 3, 1989 (Inception) Through December 31, 1999
(U.S. Dollars)

======================================================================================================================
                                                                                                         Period From
                                                                                                         May 3, 1989
                                                   Three                                                 (Inception)
                                               Months Ended                                                Through
                                                 March 31,            Year Ended December 31,           December 31,
                                                   2000                  1999               1998               1999
----------------------------------------------------------------------------------------------------------------------
                                               (unaudited)
Revenues
  Marketing                                        $  257,220         $   50,280         $        0          $  50,280
  Miscellaneous                                             0                108                906              1,014
----------------------------------------------------------------------------------------------------------------------
Total Revenues                                        257,220             50,388                906             51,294
Cost of Goods Sold                                     28,689             27,793                  0             27,793
----------------------------------------------------------------------------------------------------------------------
Gross Margin                                          228,531             22,595                906             23,501
----------------------------------------------------------------------------------------------------------------------
Expenses
  Website marketing                                   220,668            136,573                  0            136,573
  Corporation promotion                                67,471             39,802              1,412             41,214
  Office supplies and services                         40,337             29,059              2,340             31,399
  Management and consulting fees                       19,095             43,573             61,681            115,254
  Rent                                                  6,631             21,101             11,460             32,561
  Professional fees                                     2,962             45,996             71,428            117,424
  Compensation expense (note 11(b))                         0            125,000                  0            125,000
  Investment written off (note 8)                           0            140,297                  0            140,297
  General corporate expenses                           (2,269)             9,856              1,516             11,372
  Depreciation and amortization                        13,341              7,925                  0              7,925
----------------------------------------------------------------------------------------------------------------------
Total Expenses                                        368,236            599,182            149,837            759,019
----------------------------------------------------------------------------------------------------------------------
Loss from Operations                                 (139,705)          (576,587)          (148,931)          (735,518)
Gain on Sale of Asset                                       0             65,000                  0             65,000
----------------------------------------------------------------------------------------------------------------------
Net Loss for Period                                $ (139,705)        $ (511,587)        $ (148,931)         $(670,518)
======================================================================================================================
Net Loss Per Share                                     $(0.03)            $(0.12)            $(0.06)
======================================================================================================================
Weighted Average Number of
  Common Shares Outstanding                         5,097,849          4,291,667          2,536,986
======================================================================================================================

                See notes to consolidated financial statements.

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity
Three Months Ended March 31, 2000 (Unaudited), Years Ended December 31, 1999 and 1998 and Period From May 3, 1989 (Inception) Through December 31, 1999
(U.S. Dollars)

============================================================================================================================
                                                                                                               Period From
                                                                                                               May 3, 1989
                                               Three                                                           (Inception)
                                            Months Ended                                                         Through
                                             March 31,                  Year Ended December 31,                December 31,
                                               2000                       1999                  1998              1999
----------------------------------------------------------------------------------------------------------------------------
                                            (unaudited)
Shares of Common Stock Issued
  Balance, beginning of period                  4,700,000          4,000,000               1,000,000    (i)                0
  Issued for
    Services (note 11(b))                               0            250,000                       0               1,000,000
    Cash                                          500,000            200,000    (iii)      3,000,000   (ii)        3,200,000
    Intangible assets (note 6)                          0            250,000    (iii)              0                 500,000
----------------------------------------------------------------------------------------------------------------------------
  Balance, end of period                        5,200,000          4,700,000               4,000,000               4,700,000
============================================================================================================================
Common Stock and Paid-In Capital
  In Excess of Par
    Balance, beginning of period               $  510,000         $  160,000              $   10,000              $        0
  Issued for
    Services (note 11(b))                               0            125,000                       0                  10,000
    Cash                                          500,000            100,000                 150,000                 250,000
    Intangible assets (note 6)                          0            125,000                       0                 250,000
----------------------------------------------------------------------------------------------------------------------------
  Balance, end of period                       $1,010,000         $  510,000              $  160,000              $  510,000
============================================================================================================================
Subscriptions Received
  Balance, beginning of period                 $  500,000         $  100,000              $        0              $        0
  Issued                                         (500,000)          (100,000)                      0                       0
  Subscriptions received                          360,000            500,000                 100,000                 500,000
----------------------------------------------------------------------------------------------------------------------------
  Balance, end of period                       $  360,000         $  500,000              $  100,000              $  500,000
============================================================================================================================
Other Comprehensive Income
  Balance, beginning of period                 $  (14,130)        $        0              $        0              $        0
  Foreign currency translation loss                     0            (14,130)                      0                 (14,130)
----------------------------------------------------------------------------------------------------------------------------
  Balance, end of period                       $  (14,130)        $  (14,130)             $        0              $  (14,130)
============================================================================================================================
Deficit Accumulated During
  Development Stage
    Balance, beginning of period               $ (670,518)        $ (158,931)             $  (10,000)             $        0
    Net loss for period                          (139,705)          (511,587)               (148,931)               (670,518)
----------------------------------------------------------------------------------------------------------------------------
    Balance, end of period                     $ (810,223)        $ (670,518)             $ (158,931)             $ (670,518)
============================================================================================================================
Total Stockholders' Equity                     $  545,647         $  325,352              $  101,069              $  325,352
============================================================================================================================

(i)    Issued @ $0.01/share
(ii)   Issued @ $0.05/share
(iii)  Issued @ $0.50/share

                See notes to consolidated financial statements.

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Consolidated Statements of Cash Flows
Three Months Ended March 31, 2000 (Unaudited), Years Ended December 31, 1999 and 1998 and Period From May 3, 1989 (Inception) Through December 31, 1999
(U.S. Dollars)

======================================================================================================================
                                                                                                         Period From
                                                                                                         May 3, 1989
                                                   Three                                                 (Inception)
                                               Months Ended                                                Through
                                                 March 31,            Year Ended December 31,           December 31,
                                                   2000               1999               1998               1999
----------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net loss                                          $(139,705)         $(511,587)         $(148,931)         $(545,518)
  Adjustments to reconcile net loss to
  net cash used by operating activities
    Depreciation and amortization                      13,341              7,925                  0              7,925
    Write-down of investment                                0            140,297                  0            140,297
    Compensation expenses                                   0            125,000                  0            125,000
  Changes in non-cash working capital
    Accounts receivable                               (80,755)           (99,405)                 0            (99,405)
    Advances to related party                               0             17,223            (17,223)                 0
    Prepaid expenses                                   (2,519)            (2,635)                 0             (2,635)
    Long-term receivable                                    0           (150,000)                 0           (150,000)
    Accounts payable and accrued                      208,826            173,177             12,350            185,527
     liabilities
    Due to officers and directors                           0             10,000                  0             10,000
    Advances from (repayments to)
      related parties                                 (84,556)            95,927                  0             95,927
----------------------------------------------------------------------------------------------------------------------
Net Cash Used By Operating Activities                 (85,368)          (194,078)          (153,804)          (232,882)
----------------------------------------------------------------------------------------------------------------------
  Acquisition of investment                                 0            (49,999)           (90,298)          (140,297)
  Purchase of property, equipment
    and intangible assets                             (27,281)          (206,559)                 0           (206,559)
----------------------------------------------------------------------------------------------------------------------
Net Cash Used By Investing Activities                 (27,281)          (256,558)           (90,298)          (346,856)
----------------------------------------------------------------------------------------------------------------------
Financing Activities
  Proceeds from issuance of common
    stock                                                   0            100,000            150,000            260,000
  Subscriptions received                              260,000            400,000            100,000            500,000
----------------------------------------------------------------------------------------------------------------------
Net Cash Provided By Financing Activities             260,000            500,000            250,000            760,000
----------------------------------------------------------------------------------------------------------------------
Effect of Foreign Currency Translation
  on Cash                                                   0            (14,130)                 0            (14,130)
----------------------------------------------------------------------------------------------------------------------
Increase in Cash                                      147,351             35,234              5,898            166,132
Cash, Beginning of Period                              41,132              5,898                  0                  0
----------------------------------------------------------------------------------------------------------------------
Cash, End of Period                                 $ 188,483          $  41,132          $   5,898          $ 166,132
======================================================================================================================
Supplemental Disclosure of Non-Cash Transactions
  Issue of common stock for settlement
    of debt                                         $ 100,000          $       0          $       0          $ 100,000
  Issue of common stock for assets                  $       0          $ 125,000          $       0          $ 125,000
======================================================================================================================

                See notes to consolidated financial statements.

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2000 (Unaudited), Years Ended December 31, 1999 and 1998 and Period From May 3, 1989 (Inception) Through December 31, 1999 (Unaudited)
================================================================================


1.   INCORPORATION AND NATURE OF OPERATIONS

     Poker.com, Inc. was incorporated in the State of Florida on May 3, 1989 and remained inactive until June 27, 1998. The name was changed from Thermal Ablation Technologies Corporation to Poker.com, Inc. on August 10, 1999. The Company is in the development stage as defined in Statement No. 7 of the Financial Accounting Standards Board.

     The Company earns revenue from a variety of Internet sources such as sub-licensing of software, marketing and royalty fees.

2.   GOING CONCERN

     These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. Management intends to raise additional capital through share issuances to finance operations.

     The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies and has an accumulated deficit of $670,518. These factors raise substantial doubt about the Company's ability to continue as a going concern which is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

3.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Principles of consolidation

          These financial statements include the accounts of Poker.com, Inc. ( a development stage company) and its wholly-owned subsidiary, Casino Marketing S.A. ("Casino"), a Costa Rican company. All significant intercompany balances and transactions have been eliminated.

     (b)  Depreciation and amortization

          Depreciation and amortization are provided using the straight-line method based on the following estimated useful lives

                    Computer hardware and software  -   3 years
                    Intangible assets               -  40 years

          The Company reviews long-term assets to determine if the carrying amount is recoverable based on the estimate of future cash flow expected to result from the use of the asset and its eventual disposition. If in this determination there is an apparent shortfall, the loss will be recognized as a current charge to operations.

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2000 (Unaudited), Years Ended December 31, 1999 and 1998 and Period From May 3, 1989 (Inception) Through December 31, 1999
(U.S. Dollars)
================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (c)  Loss per share

          Loss per share computations are based on the weighted average number of common shares outstanding during the period. Diluted loss per share has not been presented separately as the outstanding stock options and warrants are anti-dilutive for each of the periods presented.

     (d)  Revenue recognition

          The Company recognizes revenues from licensees and customers on an accrual basis based on agreed terms of licenses and contracts as the services are rendered and the products are delivered. Income from advertising, royalties and service fees will be recorded over the period as the services are being provided to customers. Allowances for non-collection of revenues are made when collectibility becomes uncertain.

          In May 1997 a Statement of Position "Software Revenue Recognition (SOP 97-2)" was issued. SOP 97-2 as amended by SOP 98-9 provides revised and expanded guidance on software revenue recognition and applies to all entities that earn revenue from licensing, selling or otherwise marketing computer software. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 16, 1997. The application of SOP 97-2 and SOP 98-9 has not had a material impact on the Company's results of operations.

     (e)  Foreign currency translation

          Amounts recorded in foreign currency are translated into United States dollars as follows:

          (i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date;

          (ii) Revenues and expenses, at the rates in effect at the time of the transaction.

          Gains and losses arising from this translation of foreign currency are excluded from net loss for the period and accumulated as a separate component of stockholder's equity.

     (f)  Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2000 (Unaudited), Years Ended December 31, 1999 and 1998 and Period From May 3, 1989 (Inception) Through December 31, 1999
(U.S. Dollars)
================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (g)  Financial instruments

          The Company's financial instruments include cash, accounts receivable, long-term receivable, accounts payable and accrued liabilities, due to officers and directors advances from related parties. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that currency risks are nominal. The carrying value of these financial instruments approximate their fair values.

4.   LONG-TERM RECEIVABLE

     The amount is receivable over 3 years in equal instalments of $50,000 each starting in the year 2001. Interest is earned at 6% per annum.

5.   PROPERTY AND EQUIPMENT

     ======================================================================================
                                                   December 31, 1999          1998
                                                      Accumulated
                                         Cost        Depreciation       Net           Net
     --------------------------------------------------------------------------------------
     Computer hardware                 $  6,559          $  181          $  6,378     $   0
     Computer software (note 7(c))      100,000           5,556            94,444         0
     --------------------------------------------------------------------------------------
                                       $106,559          $5,737          $100,822     $   0
     ======================================================================================

6.   INTANGIBLE ASSETS

     Pursuant to an agreement dated July 16, 1999, the Company acquired for $225,000 the exclusive marketing and licensing rights to the Poker.com domain (notes 7(a) and 11(b)). The license will revert to ALA Corp. ("ALA"), the owner of the domain, if the Company:

     (a)  fails to perform or defaults on the agreement;
     (b)  causes the owner of the domain to be in violation of any law; or
     (c)  becomes insolvent.

     Amortization of $2,188 has been charged in 1999 against the original cost of $225,000 resulting in a net book value of $222,812 at December 31, 1999.

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2000 (Unaudited), Years Ended December 31, 1999 and 1998 and Period From May 3, 1989 (Inception) Through December 31, 1999
(U.S. Dollars)
================================================================================


7.   LICENSE AGREEMENTS

     (a)  Uninet Technologies

          Pursuant to an agreement dated July 16, 1999, the Company obtained the exclusive marketing and licensing rights to the Poker.com domain, from Uninet Technologies ("Uninet"), which obtained the rights from ALA in exchange for 250,000 common shares and $100,000. As part of the transaction, an additional 250,000 shares valued at $125,000 were issued to officers of the Company as compensation expense. The CEO of the Company is also a director of Uninet. The Company is obligated to pay a 4% royalty of any gross revenue including marketing revenue from the Casino site to ALA. Title will transfer to the Company once total cumulative royalties exceed $1,000,000. Accounts payable at December 31, 1999 includes $8,000 payable to ALA.

     (b)  ASF software

          Pursuant to an agreement dated August 10, 1999, the Company obtained the non-exclusive license to use, to distribute or to sub-license ASF Software Inc.'s ("ASF") Back End Management System software for $135,000. The Company sold the license and the sub-licensing rights and the cost amount has been expensed. The Company is obligated to pay 20% of all revenues derived from the use of the software less payments to customers as license fees to ASF.

          The agreement is automatically renewed for one-year periods. Either party may terminate this agreement within 90 days notice.

     (c)  Gamingtech

          Pursuant to an agreement dated November 29, 1999, Casino purchased the following for $100,000

          (a) the non-exclusive and non-transferable right to sub-license Gamingtech's gaming software; and

          (b) the right of Casino's sub-licensees to grant the use of the software to end users.

          This amount has been capitalized as computer software. Casino is obligated to pay Gamingtech a set-up fee of $40,000 for each new sub-licensee and 15% of gross revenue of every sub-licensee. At December 31, 1999, $70,000 is included in accounts payable.

8.   LONG-TERM INVESTMENT

     The Company holds a 6% equity interest in Thermal Ablation Technologies Canada Ltd., a private British Columbia company, that was engaged in the development of a device for use in the medical treatment of menorrhagia. The net realizable value of this investment is uncertain. The amount has accordingly been written off in 1999.

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2000 (Unaudited), Years Ended December 31, 1999 and 1998 and Period From May 3, 1989 (Inception) Through December 31, 1999
(U.S. Dollars)
================================================================================


9.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                         December 31,
                                                                                      1999          1998
------------------------------------------------------------------------------------------------------------
Trade payables                                                                        $105,671       $12,350
Payable to Gamingtech (note 7)                                                          70,000             0
Management fees payable to officers and directors                                       10,000             0
Royalties payable (note 7)                                                               9,856             0
------------------------------------------------------------------------------------------------------------
                                                                                      $195,527       $12,350
============================================================================================================

10.  STOCKHOLDERS' EQUITY


     (a)  Stock options

          The following table summarizes activity in the Company's stock option plan to December 31, 1999:

                                                                                                    Weighted
                                                                                   Exercise         Average
                                                                   Number            Price          Exercise
                                                                 of Options       Per Option         Price
---------------------------------------------------------------------------------------------------------------
Granted during 1999
  Expiring June 30, 2004                                               170,000               $1              $1
  Expiring December 31, 2001                                           300,000                1               1
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                             470,000               $1              $1
===============================================================================================================

          The Company may issue up to 2,000,000 shares under the terms of the 1998 Combined Incentive and Nonqualified Stock Option Plan to employees, officers, directors and agents of the Company. Incentive stock options granted to employees holding more than 10% of the total voting power of all classes of stock must have an exercise price of at least 110% of fair market value at date of grant. Options granted to other employees shall have an exercise price of not less than the fair market value at date of grant. Non-qualified stock options may be granted at exercise prices more or less than or equal to the fair market value at date of grant.

     (b)  Subscriptions received

          Pursuant to a private placement on September 24, 1999, the Company received subscriptions for 500,000 units and proceeds of $500,000 were received in October 1999. Each unit consists of one share of common stock and one share purchase warrant. Each warrant is exercisable into one share of common stock at an exercise price of $1 per warrant expiring December 31, 2000. The 500,000 shares subscribed were issued January 19, 2000 and the warrants are outstanding at December 31, 1999.

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2000 (Unaudited), Years Ended December 31, 1999 and 1998 and Period From May 3, 1989 (Inception) Through December 31, 1999 (Unaudited)
================================================================================


11.  RELATED PARTY TRANSACTIONS

     (a) The Company paid the following expenses to companies that employ the executive officers of the Company:

=============================================================================================================
                                                                                    Year Ended December 31,
                                                                                       1999          1998
-------------------------------------------------------------------------------------------------------------
Management and consulting fees                                                          $22,573       $48,400
Rent                                                                                     21,101        11,460
Office supplies and services                                                              4,717         1,179
-------------------------------------------------------------------------------------------------------------
                                                                                        $48,391       $61,039
=============================================================================================================

     (b) The Company acquired the exclusive marketing and licensing rights to the Poker.com domain in return for the issuance of 500,000 shares as described in notes 6 and 7(a). 250,000 shares were issued to officers of the Company as compensation expense and 250,000 shares were issued to Uninet, to be held in trust for the owner of the domain.

     (c) During 1999, the Company paid management fees of $21,000 to two officers.

     (d) Advances from related parties are from companies controlled by a shareholder and director. The amounts are non-interest bearing.

12.  CONTINGENCIES

     (a) At present, the sale of Internet gaming software/licenses is unregulated. As the Internet grows in popularity and use, it is possible that certain laws and regulations will be adopted which may materially affect the Company's ongoing operations.

     (b) During the year ended December 31, 1999, the Company had not purchased any insurance. Management is in the process of obtaining insurance.

13.  INCOME TAXES

     A deferred tax asset stemming from the Company's net operating loss carry forward, has been reduced by a valuation account to zero due to uncertainties regarding the utilization of the deferred assets. At December 31, 1999, the Company has available a net operating loss carry foward of approximately $530,000 which it may use to offset future United States federal taxable income. The net operating loss carry forward if not utilized, will begin to expire in 2018.

POKER.COM, INC.
(Formerly Thermal Ablation Technologies Corporation)
(A Development Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2000 (Unaudited), Years Ended December 31, 1999 and 1998 and Period From May 3, 1989 (Inception) Through December 31, 1999
(U.S. Dollars)
================================================================================


14.  COMMITMENTS

     (a) The Company is obligated to compensate the officers of the Company for management fees calculated as the greater of 5% of gross revenues or $5,000 per month.

     (b) The Company is committed to a $340,000 advertising contract expiring December 31, 2000 with a major web search engine.

15.  COMPREHENSIVE LOSS

=================================================================================================================
                                                                                                   Period From
                                                                                                   May 3, 1989
                                                                                                   (Inception)
                                                                                                     Through
                                                                   Year Ended December 31,        December 31,
                                                                   1999               1998            1999
-----------------------------------------------------------------------------------------------------------------
Net loss                                                         $(511,587)        $(148,931)           $(670,518)
Other comprehensive loss                                           (14,130)                0              (14,130)
-----------------------------------------------------------------------------------------------------------------
Comprehensive loss                                               $(525,717)        $(148,931)           $(684,648)
=================================================================================================================

                                   Part III

Item 1  Index to Exhibits
        -----------------

Exhibit No.   Description
-----------   -------------------------------------------------------
   2.1*       Articles of Incorporation
   2.2*       Bylaws
   3.1*       Specimen Share Certificate of Common Stock
   6.1*       Agreement between UniNet Technology Inc. and Poker.com
   6.2*       Agreement between Poker.com and Antico Holdings
   6.3*       Agreement between Poker.com and the Directors Remuneration
   6.4*       Agreement between Casino Marketing and Gamingtech
   6.5*       Agreement between Poker.com and ASF Games
   6.6*       Agreement between Poker.com Inc and Excite
   6.7*       Agreement between TransNet and Casino Marketing S.A.
   6.8        Letter of Resignation from Grant Thornton
   6.9        Resolution accepting resignation of Grant Thornton and appointment of Pannell Kerr Forster
   6.10       Auditors' Report on the Financial Statements from Grant Thornton
  16          Letter from Grant Thornton re: Item 304(a)(3)

----------
* Previously filed and incorporated here by reference.

SIGNATURES

     Pursuant to the requirements Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report or amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

POKER.COM, Inc.
Date:

By
  ----------------------
Michael Jackson.
Chief Executive Officer and Director


                                                                              34